9-11, avenue Arago
F 78191 Trappes

Téléphone : 01 41 43 17 01
Télécopie : 01 41 43 17 30

03007362

PROVIMI

Secrétariat général

RECEIVED
FEB 24 2003

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Neuilly sur Seine, February 18, 2003

Your ref.: File No. 82-5212

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

SUPPL

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Jean-Pierre LIGNON

PROCESSED
APR 10 2003
THOMSON FINANCIAL

SUPPL

dlw 4/3

2003

Preliminary 2002 operational results

Paris, Rotterdam, 5 february, 2003

The Board of Directors of Provimi s.a., (listed on the Euronext Premier marché, member of SBF 120 and MidCAC), one of the global leaders in the animal nutrition business, today announced it's unaudited preliminary consolidated operational results for 2002.

Key figures (in EUR millions)	**2002Preliminary**	**2001**	**% change**
Sales	1534.1	**1500.6**	2.2%
Operating income	94.7	**95.4**	(0.7%)

Premix and specialty businesses in the Netherlands, France and Spain have strengthened considerably. Our businesses in Asia, notably China, have also reported improved results. However, Fourth Quarter 2002 was negatively impacted by restructuring costs in Fish Feed in France and the costs of the start-up of a new plant in Chile, as well as continued weakness in the Polish agricultural sector. Year on year margins declined marginally from 6.3% to 6.2% primarily as a consequence of the foregoing.

- **Sales** rose for the year as a whole by 2.2%. The existing business declined by 4.4% excluding acquisitions and exchange effects.
- **Operating income** decreased by €0.7m or 0.7% from the year before, a decrease partially caused by a negative exchange impact. This, together with a decrease in the operating profit of the existing business, was almost completely offset by the contribution from acquisitions.
- **Net income-group share** is expected to show, as previously forecast, a double-digit increase in net income, due to the favourable impact of the non-recurring items
- The final audited income statement and balance sheet for 2002 will be reviewed and approved at the Board Meeting of 25 March 2003.

We expect 2003 to continue our successful track record of results with Provimi working closely with its customers to expand our businesses. It will benefit from full year contributions from acquisitions completed in 2002, notably Rolimpex, as well as organic growth. This should result in increases in sales, operating and net income for the year. We will continue to invest in high growth markets both geographically, such as in Asia and Central and Eastern Europe, and by species, such as in Pet Food worldwide and to position ourselves at the high quality end of the market. We do not, however expect to see a full recovery in the Fish Feed sector or in the Polish agricultural sector in the first half of 2003. Exchange rate volatility, primarily the US dollar and the Polish Zloty against the euro, could also impact our future operating results.

At its 25 March meeting, the Board of Directors will set the amount of the dividend for 2002 to be recommended for approval at the Annual General Meeting.

Profile

The Provimi group occupies a world presence in all types of animal nutrition and is a leader in all markets where it is present. Provimi has 95 production centres in 28 countries and exports to over 100. Provimi manufactures and supplies technical support to all species (including ruminants, poultry, swine, fish and pet food.). It employs over 8,000 people.

Forthcoming publications

Publication of 2002 sales in the BALO: Wednesday 12 February 2003
Publication of final 2002 financial results: Tuesday 25 March 2003

For further information, please contact:

Steven Maisel
Investor and Corporate Relations
Tel: + 33 1 41 43 10 41
Mobile : + (32-0)477 235 312
E:mail smaisel@nl.provimi.com

Adrian Steed
Chief Financial Officer
Tel: + 33 1 41 43 10 40
asteed@nl.provimi.com

Your ref.: File No. 82-5212

PROVIMI

ON TOP OF THE FEED CHAIN

A French limited company (*société anonyme*) with capital of EUR 26,094,369
Registered office: 9/11, avenue Arago, 78190 Trappes
Versailles Trade and Companies Registry no. 652 045 907 R.C.S.

REFERENCE DOCUMENT

Pursuant to regulation 98-01, France's *Commission des Opérations de Bourse* recorded this reference document on 26 November 2002 under number R 02-281. It may only be used in support of a financial operation if accompanied by a preliminary prospectus bearing a *Commission des Opérations de Bourse* visa. This reference document was prepared by the issuer and is the responsibility of its signatories. This registration, which was made after a review of the relevance and consistency of the information provided on the company's financial position, does not involve any authentication of the accounting and financial items presented therein.

IMPORTANT NOTICE

READERS OF THE PRESENT DOCUMENT SHALL NOTE THAT THIS DOCUMENT IS AN ENGLISH TRANSLATION OF A FRENCH REFERENCE DOCUMENT WHICH RECEIVED A COB VISA ON 26.11.02.

PLEASE NOTE THAT ONLY THE FRENCH VERSION IS AUTHENTIC.

Copies of this reference document are available at the company's registered office, on its website at the following address: www.provimi.com and on the *Commission des Opérations de Bourse's* website (www.cob.fr).

TABLE OF CONTENTS

CHAPTER I. PERSON RESPONSIBLE FOR THE DOCUMENT AND FOR VERIFYING THE FINANCIAL STATEMENTS

I.1. PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Mr Wim Troost, Chairman and Chief Executive Officer of Provimi S.A. (hereinafter referred to as "**Provimi**" or the "**Company**")

I.2. DECLARATION OF THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

"To the extent of my knowledge, the information contained in this reference document provides a true and fair view of the reality of the situation. It contains all the information necessary for investors to form an opinion as to the Company's assets and liabilities, activity, financial position, financial results and future prospects.

It does not contain any omission which might make it misleading."

Wim Troost
Chairman and Chief Executive Officer Provimi S.A.

I.3. INDEPENDENT AUDITORS

Independent Auditors:

Deloitte Touche Tohmatsu
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine
represented by Messrs Alan Glen and Dominique Evrard

Date of first appointment: 30 March 2001

Expiration of current term: annual general shareholders' meeting called to approve the financial statements for the financial year ended 31 December 2004

Gramet Nahum et Associés
4, avenue Hoche — 75008 Paris
represented by Mr. William Nahum

Date of first appointment: 30 March 2001

Expiration of current term: annual general shareholders' meeting called to approve the financial statements for the financial year ended 31 December 2006

Alternate independent auditors:

BEAS
7-9 Villa Houssay
92200 Neuilly sur Seine

Date of first appointment: 30 March 2001

Expiration of current term: following the annual general shareholders' meeting called to approve the financial statements for the financial year ended 31 December 2004

Mr Jean-Pierre Gramet
4, avenue Hoche
75008 Paris

Date of first appointment: 30 March 2001

Expiration of current term: following the annual general shareholders' meeting called to approve the financial statements for the financial year ended 31 December 2006

I.4. INDEPENDENT AUDITORS' OPINION [ENGLISH TRANSLATION OF FRENCH ORIGINAL FOR INFORMATION PURPOSES ONLY]

"In our capacity as the statutory auditors of Provimi, and pursuant to COB regulation 98-01, we have reviewed the information pertaining to the financial position and historical financial statements reported in this reference document, in accordance with the professional standards applicable in France.

This reference document was drawn up under the responsibility of the Chairman and Chief Executive Officer. Our responsibility is to express an opinion on the accuracy of the information it contains pertaining to the financial position and the financial statements.

Our engagement conducted, in accordance with the professional standards applicable in France, was to assess the accuracy of the information pertaining to the financial position and the financial statements and to verify their consistency with the financial statements which were reported. It also consisted of reading the other information contained in the reference document in order to identify any material inconsistencies with the information pertaining to the financial position and the financial statements and to report any obviously erroneous items we might have found based on our general knowledge of the company acquired while performing our engagement.

Since this reference document does not contain any financial forecasts resulting from a structured forecasting process, our reading did not consider any assumptions made by management as reflected in the figures.

We audited the annual and the consolidated financial statements for the year ended 31 December 2001 as drawn up by the Board of Directors in accordance with accounting standards generally accepted in France. Our opinion was unqualified.

We performed a review of the summary interim financial statements for the period from 1 January 2002 to 30 June 2002 as drawn up by the Board of Directors in accordance with accounting standards generally accepted in France. Our review resulted in an unqualified review opinion.

The pro-forma financial statements for financial year 1999 appearing in this reference document were drawn up under the responsibility of the Chairman and Chief Executive Officer of Eridania Béghin-Say in accordance with accounting standards generally accepted in France. The subsequent reconstitution of the 1999 financial statements and of those for the 2000 financial year was carried out on the basis of the consolidated financial statements of Eridania Béghin-Say for the financial years ended 31 December 1999 and 2000 which we audited in accordance with accounting standards applicable in France. These standards require that we perform the tests necessary to obtain reasonable assurance that these financial statements contain no material misstatements. Our audit led us to express an unqualified opinion on these consolidated financial statements.

The 1999 and 2000 pro-forma financial statements are those which appear in the financial statements published in the prospectus (document E) issued as part of the demerger of the Eridania Béghin-Say group filed on 25 May 2001 under reference number 01-636.

We performed a review of the pro-forma financial statements for the financial years 1999 and 2000 in accordance with accounting standards applicable in France. These standards require an assessment of the procedures implemented for selecting the accounting conventions and preparing the reconstituted pro-formas, the pro-forma income statements for the 1999 and 2000 financial years and for performing of tests to assess whether the conventions used are consistent, to determine how they are reflected in the figures and to ensure that the accounting methods used are compatible with those followed for drawing up Eridania Béghin-Say's consolidated financial statements.

The pro-forma accounts are intended to express how a given transaction or event would effect the historical financial information prior to the date on which the transaction or event actually occurred. However, they are not necessarily representative of the financial position or performance which would have been observed if the transaction or event had occurred on a date previous to its actual or foreseen occurrence.

In our opinion, the conventions used constitute a reasonable basis for presenting the effects of Eridania Béghin-Say's demerger in Provimi's 1999 and 2000 pro-forma financial statements. The figures are appropriate and the accounting methods used are consistent with those followed in preparing Eridania Béghin-Say's consolidated financial statements.

Based on our work, we have no observation to make as to the fair statement of the information pertaining to the financial position and the financial statements as disclosed in this reference document.

Neuilly and Paris, 22 November 2002

The Independent Auditors

Deloitte Touche Tohmatsu 185, avenue Charles de Gaulle 92200 Neuilly-sur-Seine		**Gramet Nahum et Associés** 4, avenue Hoche 75008 Paris
Alan Glen	Dominique Evrard	William Nahum

I.5. INVESTOR RELATIONS AND FINANCIAL REPORTING

Shareholder and investor relations
Mr. Steven Maisel
Tel.: 331.41.43.12.27
Fax: 331.41.43.14.02
e-mail: smaisel@nl.provimi.com

Financial reporting
Mr. Adrian Steed
Chief Financial Officer
Tel.: 331 41 43 10 41
Fax: 331 41 43 14 02

Company's Website: www.provimi.com

CHAPTER II. INFORMATION ON THE FINANCIAL INSTRUMENTS ISSUED

Not applicable.

CHAPTER III. GENERAL INFORMATION CONCERNING THE COMPANY AND ITS SHARE CAPITAL

III.1. General Information Concerning the Company

III.1.1. Corporate name and registered office

The Company's corporate name is Provimi.

The registered office is located at 9-11 avenue Arago 78190 Trappes, France.

III.1.2. Legal form and applicable legislation

A French limited company (*société anonyme*) with a Board of Directors governed by Articles L. 210-1 FF of the French Code of Commerce and Decree 67-236 of 23 March 1967 concerning commercial companies.

III.1.3. Applicable legislation

Provimi is a company incorporated under French law.

III.1.4. Date of constitution and duration

The Company was constituted on 4 October 1965 for a definite period, in the absence of early dissolution or extension, of 99 years starting with the date of its registration in the Trade and Companies Register, meaning until 3 October 2064.

III.1.5. Business purpose (article 3 of the memorandum and articles of association)

Provimi has the following purpose, whether directly or indirectly, in France and abroad:

— ownership and management of a portfolio of securities, acquisitive and disposal of holdings in any commercial, industrial, civil, agricultural or financial companies, mainly in companies having as their activity, directly or indirectly, the purchase, manufacture, processing, packaging and marketing of any products connected with animal feeds and/or animal products as well as any veterinary products, or more generally whose activity relates, directly or indirectly, to a agriculture and/or to stock farming or to animal feeds and/or human food,

— design, research, development and industrial application in connection with any processes and techniques as well as any industries or type of exploitation relating thereto or which may be added thereto subsequently or be attached thereto, the taking, acquisition, exploitation or disposal of any processes and any intellectual property rights

— the supply of services for any subsidiaries or affiliates,

— and more generally any industrial, commercial, financial, agricultural, civil or property transaction that may relate, directly or indirectly to the business purpose or which could promote extension or development thereof, all this being done in any form whatsoever.

III.1.6. Trade and Companies Register

Provimi is registered in the Versailles Trade and Companies Register under number 652 045 907.

III.1.7. Consulting legal documents pertaining to the Company

The memorandum and articles of association, minutes of the general shareholders' meetings and other company documents may be consulted at the Company's registered office.

III.1.8. Financial year (Article 30 of the memorandum and articles of association)

The financial year begins on 1 January and ends on 31 December of each year.

III.1.9. Distribution of profit (Article 31 of the memorandum and articles of association)

The net profits for the financial year, after deduction of the overhead and other Company charges, including any amortisation and provisions, constitute the financial year profits.

From the financial year profit, reduced by prior losses if any, one makes a mandatory deduction of five percent assigned to formation of a legal reserve fund known as the "Legal reserve". The said deduction ceases to be mandatory when the reserve reaches a level of one-tenth of the share capital.

The balance of the financial year profit, after the deduction mentioned in the foregoing paragraph, increased by the amount of retained earnings, constitutes the distributable profit that is freely available to an ordinary shareholders' meeting, which it may either carry forward or enter in the reserves, or distribute in totality or in part to the shareholders and to the owners of investments certificates.

The shareholders' meeting may also decide to pay amounts deducted from the retained earnings or from the reserves available to it to the shareholders and to the owners of investments certificates. In this case. the decision is to explicitly indicate the reserve headings from which the deductions are made. However, the dividends are preferably to be paid from the financial year profits.

Finally, the profits allocated by the shareholders' meeting to the constitution of reserves are entered in extraordinary reserve funds on the basis of a proposal by the board of directors. The said reserve funds may be used in any way decided on by the meeting, on the basis of a proposal by the board of directors, and particularly with a view to redemption or reduction of the capital by way of reimbursement or repurchase of the company's shares and investment certificates.

The shareholders' meeting may grant an option to each shareholder with respect to all or part of the dividend or of the interim dividends paid, between payment of the dividend or of the interim dividends in cash or in company shares, under the legislative and regulatory conditions in force.

III.1.10. Shareholders' meetings (Articles 25, 26 and 28 of the memorandum and articles of association)

The meetings of shareholders and of voting right certificate holders are convened and held under the conditions stipulated by law.

The meetings are held either at the registered office or elsewhere as specified in the meeting notice.

The owners of investment certificates may be called to meet in special meetings in the cases stipulated under effective law, or even in other cases as the Board of Directors deems appropriate. Subject to exclusions that may result from the law or the articles of association, any shareholder or holder of voting right certificates is entitled to attend the meetings simply by proving his identity.

Any shareholder or holder of voting right certificates is entitled to vote by post or by proxy under the conditions laid down in the law and decrees in effect.

Under the legal and regulatory terms, the shareholders may send their proxy form and absentee ballot for any general shareholders' meeting either in paper form or by electronic mail or any other means allowed by the effective law and regulations.

The holders of shares or voting certificates that have been registered for at least five days prior to a meeting may attend said meeting or vote by post, by proxy or by teletransmission without previous formality as allowed by the effective law and regulations.

The holders of bearer shares may attend the meeting by mail, by proxy or by teletransmission, or in any other way authorised under the legal and regulatory provisions in force, as long as their shares have entered in an account by an authorised broker pursuant to law and the certificate of unavailability delivered by the said broker has been filed at least five days before the meeting either at the registered office or with one of the banks or financial institutions appointed or certified for this purpose by the Board of Directors and specified in the meeting notice.

The Board of Directors is empowered to shorten, as a general measure, the deadlines stipulated in the above two paragraphs.

In case of a voting by mail, by proxy or by teletransmission or any other means allowed by the legal and regulatory provisions in force, the unavailability of the shares must be certified by the authorised broker pursuant to the applicable legal and regulatory provisions.

At all meetings, and subject to restrictions resulting from laws and decrees in effect, each meeting member has as many votes as he possesses or represents shares, without limitation.

When the shares are encumbered by usufruct, the voting rights attached to the said shares belong to the usufructuaries at ordinary shareholders' meetings and at extraordinary shareholders' meetings.

In calculation of the quorum and of the majority, shareholders are regarded as present when they take part in the meeting by means of video conference or by any other telecommunication means making it possible to identify them and the nature and application conditions of which are determined under the applicable legal and regulatory provisions.

III.1.11. Voting rights (Article 28 of the memorandum and articles of association)

At all meetings, and subject to restrictions resulting from laws and decrees in effect, each member has as many votes as he possesses or represents shares or voting rights, without limitation.

When the shares are encumbered by usufruct, the voting rights attached to the said shares belong to the usufructuaries at ordinary shareholders' meetings and at extraordinary shareholders' meetings.

In calculation of the quorum and of the majority, shareholders are regarded as present when they take part in the meeting by means of video conference or by any other telecommunication means making it possible to identify them and the nature and application conditions of which are determined under the applicable legal and regulatory provisions.

III.1.12. Declaration of exceeding the threshold (Article 11 of the memorandum and articles of association)

In addition to applicable legislation and regulations, any individual or legal entity, acting alone or in concert, who/which ends up holding, directly or indirectly, a fraction representing at least 2% of the company's share capital or voting rights, must declare to the company, by registered letter with acknowledgement of receipt, the number of shares held and/or investment certificates and voting rights held within the time period stipulated by law.

This reporting must also be made within the same deadlines when the equity stake or percentage of voting rights falls below the aforementioned thresholds.

III.1.13. Identifiable bearer shares (Article 12 of the memorandum and articles of association)

The company may, under the legal and regulatory provisions in force, request from its securities clearing institution:

- the name or corporate name, address, year of birth or founding year and nationality of the holders of securities which confer voting rights at the shareholders meetings either immediately or in the long-term,
- the number of shares held by each of them,
- the restrictions which may apply to the securities, if applicable.

III.2. General Information on the Company's Share Capital

III.2.1. Changes in the capital and respective rights attached thereto for various classes of shares

The memorandum and articles of association do not include any provision that exempts the company from the general law pertaining to changes in the share capital and the shareholders' rights.

III.2.2. Share capital

The share capital amounts to EUR 26,094,369. It consists of 26,094,369 shares of EUR 1 each, all fully paid-in and all of same category.

III.2.3. Authorised un-issued capital

There is no authorised un-issued share capital.

III.2.4. Authorisation to buy back shares

The Company's shareholders' meeting held on 30 June 2001, under the terms of its ninth resolution, voted to authorise the Board of Directors to buy, sell or transfer a number of shares representing up to 5% of the share capital, or 1,304,718 shares, for a period of eighteen months, or until 31 December 2002 or until the date it is renewed by an ordinary shareholders' meeting before this date. The total amount that the Company may allocate to buy back its own shares is EUR 36,532,104. These repurchases of shares are authorised in particular to 1) regulate the share price by intervening systematically counter to the market price trend, 2) to grant shares to employees or managers of the Company and its subsidiaries or 3) to surrender shares in exchange under acquisition deals. The programme was described in a prospectus bearing the *Commission des Opérations de Bourse's* visa number 01-902 dated 2 July 2001. To date, the Company has not bought back any of its shares under the share repurchase program.

III.2.5. Financial instruments which do not represent share capital

The annual meeting on 30 June 2001, conferred authority on the Board of Directors, for a period of five years and one or more occasions to issue, in France or abroad, subordinated or other bonds for a fixed or indefinite term, or bond subscription warrants, in euro or foreign currencies, up to a maximum face value of EUR 300,000,000. To date, the Board of Directors has not availed itself of this authorisation.

III.2.6. Bonds which may be converted, exchanged or redeemed for equity-related securities

There are no bonds which may be converted, exchanged or redeemed for equity-related securities.

III.2.7. Other equity-related securities

The only equity-related securities of the Company as at the date of this reference document are the stock purchase options described below in paragraph VI.2.2.

III.2.8. Table of changes in the Company's share capital over the past five financial years

From the time it was formed until 30 March 2001, Provimi had FRF 2,911,000 of share capital. On 30 March 2001, Provimi's general meeting resolved to increase the share capital and to convert it into euros, raising the capital to EUR 465,760.

Before the demerger of EBS, Provimi's share capital consisted of 465,760 shares with a nominal value of EUR 1 each. After the aforesaid demerger, 25,628,609 new shares were issued to pay for contributions resulting from the demerger, thereby raising the total number of shares to 26,094,369.

			Number of shares			*Share capital*
Date	*Transaction*	*Initial capital*	*Issued*	*YTD*	*Change*	*after increase*
30/03/01	Conversion of capital into euros and capital increase	FRF 2,911,000	21,981	465,760	+€ 21,981	€ 465,760
2/07/01	Contributions received following the demerger of EBS	€ 465,760	25,628,609	26,094,369	+€ 25,628,609	€ 26,094,369

III.3. Current Structure of the Share Capital and Voting Rights

III.3.1. Company's ownership structure

As at 30 September 2002, the breakdown of share capital and voting rights was as follows:

Shareholders	*Shares held*	*% share capital*	*Voting rights*	*% voting rights*
Edison(2) SpA (R)	13,153,540	50.41	13,153,540	50.69
Montecatini SpA (R) (Edison group)(2)	848,720	3.25	848,720	3.27
Provimi(1) treasury stock (R)	144,100	0.55	0	0.00
Shares held by senior management (R)	105	—	105	—
General public (R and B)	11,947,904	45.79	11,947,904	46.04
TOTAL	**26,094,369**	**100**	**25,950,269**	**100**

(R) registered shares (B) bearer shares

(1) The annual meeting of June 30, 2001 (third resolution) took note of the fact that, as a result of the demerger of EBS, Provimi SA held 465,760 shares of its own stock and decided to retain said shares in accordance with the provisions of Article L. 225-213 of the French Commercial Code. During the last financial year, the company sold a portion of these shares.

Two blocks of 100,000 shares each were sold over-the-counter on December 7, 2001, at the market price of EUR 18. A block of 121,660 shares was sold over-the-counter on December 10, 2001, at the market price of EUR 20.10. The sale of these shares enabled the company to book a capital gain of EUR 5.6 million for 2001.

(2) On 13 November 2002, the shares held by Edison SpA and Montecatini SpA were not pledged as collateral or encumbered by any other restrictions.

France's *Caisse des Dépôts et Consignations* has declared to the company that it had exceeded the 2% statutory threshold of capital and voting rights. Its equity stakes in Provimi held by savings funds had reached 3.81% of the share capital and 3.83% of the voting rights as at 31 July 2002.

The company has no specific knowledge of the number of its shareholders. However, on 28 September 2001, a report obtained from Euroclear France revealed there were 42,527 holders of 11,554,676 identifiable bearer shares (IBS), or 44.3% of the Company's share capital. The holders of IBS included 527 French companies or mutual funds (18.9% of the share capital), 363 non-resident accounts (16.1%), 41,636 individual shareholders (9%) and Montedison (0.3%). As at 31 August 2002, there were 408 holders of registered shares.

To the Company's knowledge, Edison SpA is the only shareholder with over 5% of the company's capital or voting rights.

To the Company's knowledge, at 30 September 2002, Provimi's directors together held 105 of the company's shares.

III.3.2. Possible changes to the breakdown of share capital over the past three years

From 1999 to 2001, there was no change to the breakdown of the Company's share capital (then named Sociéte Financière Tronchet). The majority of the share capital, or 29,086 shares representing 99.91% of the share capital, was held by Société De La Tour Eiffel. The other shares were held by the Swiss and French company, Excofina, and by individual investors. On 2 March 2001, after having bought back the shares of minority shareholders, Société De La Tour Eiffel sold all of the securities making up the share capital of the Company, which had been known as Provimi since 30 March 2000, to EBS.

As a result of the demerger deal on 30 June 2001, Provimi's shares were transferred to the shareholders of EBS, the demerger company, in proportion to their rights in the latter's share capital.

III.3.3. Control of the Company

Edison SpA (formerly Montedison) directly holds the controlling stake in the company. It is a company incorporated under Italian law and its registered office is located at Foro Bonaparte 31, Milan, Italy. Acting in concert with its subsidiary, Montecatini SpA, Edison SpA holds 50.41% of the capital and 3.25% of the voting rights while Montecatini SpA holds a 50.69% stake and 3.27% of the voting rights.

Italenergia Bis SpA declared to the French Financial Markets Board and to the Company that on 16 September 2002 it exceeded the 5%, 10%, 20%, 1/3, and 50% thresholds in Provimi's share capital and voting rights and that it indirectly held, as the new holding company of the Italenergia/Edison group, 14,146,360 shares of stock and

14,002,260 voting rights, equivalent to a 54.21% equity stake and 53.96% of Provimi's voting rights. This amount includes the shares that Provimi holds as treasury stock.

To the extent of the Company's knowledge, there is no shareholders agreement.

III.3.4. Group organisation chart

Below is the Provimi Group's organisation chart (hereinafter "**Provimi Group**") as at 13 November 2002. The percentages shown in this chart reflect the equity stake held and not the voting rights.



Provimi S.A.
Provimi Holding
Cereplus
Erbins
Neolait
25%
25%
29.67%
Provimi Polska Holding
Provimi Polska Olsztynek
Krekenavos Pasarai
Provimi Kiev
Provimi Polska Tworog
Provimi Polska Bialystok
Provimi Polska Dobrzelin
Provimi Polska Bieganów
Rolimpex
Bezenchuk Granary
Volosovsky
Hercules
Pracownicze Towarzystwo Inwestycyjne
Provimi Ltd Moscow
Provimi Azov
Provimi Samara
Markinskaya
Bonimex
Provimi Investment
Mervo Products
Joosten Products
Provimi B.V.
Provimi Futterbasis GmbH
Techn. Animal Feeds Iraq
Provimi Iran
NIFCO Syria
Vipromin 2000
Agrokomplex
E.B.S. Budapest
Tovarna Mika s Spol
Agrokomplex Nutrition Bosnia
Provimi Sitovo
Mika Slovakia
M.G.B.
Provimi Zara
Provimi Viand
Nesebar Provimi
Provimi Holding Danmark
Dana Feed (Denmark)
Zootech
Provimi France
Celtic Nutrition
Dana Feed Polska
Dana Feed Norway
Dana Feed Italy
Centralys
Sodial
Nutec S. Africa
Agribusiness Products
Sofrada
Nutec SA
Provimi Jordan
Provimi Australia
Lean Team
Agribusiness (Pty) Products
Agribusiness Unit Trust
Provimi Gan Yu
Protector Switzerland
Izoval
Reemon Ltd HongKong
Guangxi Peter Hand
Nutec Holdings
Provimi Ltd UK
NV Protector SA
Foray 496
Norvite
Bohemia Safari
SCA Nutrition
Top Number
Alimental
Provimi Holding Iberica
Chongqing Peter Hand
Hanoi Peter Hand
Nutral
Provimi Italia
Neolait Espagnola
ProAqua Spain
ProAqua Hellas
Provimi Hellas
Provimi SA
SCA Iberica
Nutral Part. Portuguesa
Tetragon Chemie Ltd
Nutrilleida SL
Nutritecnica (Portugal)
Vetcare Organics Private Ltd
Provihold (Portugal)
Nutron Alimentos
Inversiones Provimi Chile Limitada
Alitec SA
Inmobiliera-Cipiela
Vetem Portuguesa
Provimi Portuguesa
Inversiones Provimi y Cia
Soc. Inv. Colegio Puerto Varas
Frangmor
Provimi Czech
Mixrite Ireland
Nutec Ireland
Mixrite Manufacturing Ltd
Provimi Valga
Provimi Sevlievo
NANCO Holding
Provimi Holding Americas Inc.
NA Nutrition Holding
NANCO INC
Nutrition Transp. Serv.
Future Beef
SanoGold GmbH
Sunglo Feeds Inc

Key :

The holding percentage is not shown for wholly-owned companies

In liquidation

Dormant companies

1) see next page

2) Promociones Veterinarias 5%

Provetsa Girone SA 5%

Technicas Ganaderas de Galicia SA 5%

Agrokomplex


PROVIMI BV
PROVIMI HOLDING BV
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74.93%
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43%
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BEKE LTD
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CSANYI-TAP KFT
40%
DUNATAP KFT
33.33%
MEGYERTAP KFT
38.68%
MUNKACSY-TAP KFT
24.17%
PAVAG KFT
49%
PROMIX LTD
10%
PROTAGRO LTD
SOYA PROGRES
49%
TEDEJ-TAP KFT
33.60%
TISERMIX KFT
36%
TISZA-TAP KFT
37.50%
ALCSIMIX KFT
31%

III.4. Trading Exchange for the Company's Financial Instruments

III.4.1. Market

Since 2 July 2001, the Company's shares have been traded on the Premier Marché of Euronext Paris S.A. under Euroclear code number 4458 following the demerger of EBS. They have also been eligible for deferred settlement under (SRD in French) since 2 July 2001.

On 3 April 2002, Provimi made its debut on the SBF 120 index and on the Mid CAC index on 10 April of the same year. Provimi is also a reference stock for the Dow Jones Stoxx and Euro Stoxx indices under the Food and Beverage division.

III.4.2. Monthly trading volumes and prices of the Company's shares

	Price		*Average daily trading volume*	
Months	*High*	*Low*	*Number of shares*	*Value in € 000s*
July 2001	19.11	14.22	83,174	1,356
August 2001	17.78	16.03	39,289	677
September 2001	17.19	10.21	35,416	465
October 2001	16.55	11.40	30,649	419
November 2001	18.15	14.65	32,155	530
December 2001	21.79	17.50	67,419	354
January 2002	23.78	21.22	43,313	981
February 2002	22.10	20.52	17,376	369
March 2002	21.78	20.16	31,199	659
April 2002	23.36	21.33	52,163	1,143
May 2002	24.70	21.02	51,399	1,196
June 2002	22.80	19.25	82,690	1,815
July 2002	21.95	19.31	29,528	611
August 2002	20.60	14.53	35,464	552
September 2002	15.59	14.10	19,189	307

Source: Euronext Paris SA

III.5. Dividends

The Company paid no dividend for the financial years ending 31 December 1997, 1998, 1999 and 2000. During these years the Company was not the Provimi Group's holding company. It was not listed on a stock exchange and it had no industrial activity pertaining to animal nutrition.

During the 2001 financial year, the general shareholders' meeting held on 6 May 2002 voted to pay the shareholders a dividend of EUR 0.20 per share for a total payout of EUR 5,218,873.80.

The statutory limitation for collecting unclaimed dividends is 5 years from the payment date.

CHAPTER IV. INFORMATION CONCERNING THE COMPANY'S BUSINESS

IV.1. Presentation of the Company and the Provimi Group

IV.1.1. History of the Company and the Provimi Group

In a resolution of 30 June 2001, the shareholders of the Provimi company approved the contribution, within the framework of the demerger from Eridania Béghin-Say (EBS), of all the operations of the "animal nutrition" branch, effective retroactively from 1 January 2001 and a capital increase for the resulting Company. Provimi was first listed on the stock exchange on 2 July 2001.

Following this demerger, Provimi became the parent company of the group holding the animal nutrition operations of the former EBS.

The animal nutrition business was developed from 1927 by a group of companies held by a Dutch family until 1971. In 1971, the group was acquired by Central Soya Company, an agricultural group listed on the New York Stock Exchange. Between 1971 and 1987, the non-core businesses of Provimi were divested and the group focussed on animal feed. In 1987, Central Soya together with the Provimi group were acquired by EBS.

Since 1988, Provimi has grown significantly. From 1988 to 1996, Provimi expanded its position in Europe, both West and Central, mainly by acquisitions in Italy, France, the United Kingdom, Ireland, Poland, Hungary, Spain, Switzerland and Greece.

Since 1996, the companies of the Provimi group have continued to grow by integrating two new strategies: the internationalisation of its operations and diversification into pet food and fish feed:

— the Provimi Group established leadership positions in Brazil, Argentina, the United States, India and South Africa in the complete feed and premixes segment. Simultaneous smaller acquisitions in Europe strengthened the position of existing businesses.

— Starting in 1997, a successful strategy was followed to develop both the pet and fish feed segments, with acquisitions in Denmark, Chile, Spain, the Czech Republic, the Netherlands and the United Kingdom.

— In 2000, the group reinforced its international position with developments in China, Vietnam and Australia.

As the holding company of the Provimi Group, the Company manages the use of the "Provimi" logo and grants licenses to its subsidiaries world-wide. It also manages the Treasury and finances of the Provimi Group. The Company is responsible for providing information to its shareholders and investors.

IV.1.2. Principal business activities of the Company and the Provimi Group

a) Presentation of the animal nutrition market

The world market supplies feed for pigs, poultry and ruminants, which includes complete feeds, premixes and specialty foods, fish feed and pet food. To enable comparison between these various products, the world market is measured in complete feed equivalent (**"CFE"**). This coefficient converts all products into comparable units of measurement.

i) Development of the demand for industrial animal feed

World demand for industrially produced animal feed has developed as follows:

Growth in demand (in millions of tons)



700
600
500
400
300
200
100
0
290
370
440
537
590
590
591
597
1975
1980
1985
1990
1995
1999
2000
2001

Source : Feed International — January 2002

World demand for animal feed grew 1% in 2001.

The stabilisation of world demand in recent years is explained by a combination of several factors, such as the crises in the Asian and Russian markets, animal diseases in Western Europe, and the increase in the nutritional value of the products (equivalent weight gain requires lower food consumption by the animal).

Demographic growth remains the determinant factor in the growth of production, and not higher per capita consumption of meat-based products (with the exception of poultry). The other primary factors influencing demand for animal feed are as follows:

— per capita income,

— the intensity of breeding,

— the level of investment devoted to the development of the animal feed industry,

— the availability of raw materials, and

— innovation.

Growth in animal production has been led by the key countries in Asia and South America (China and Brazil), where production has been stimulated in particular by:

— demographic growth,

— the growth in per capita income,

— low production costs that allow the development of exports that benefit from the relative weakness of the local currencies in relation to the dollar. In addition to these trends that affect long-term demand, the animal feed market is also influenced by economic cycles and periodic incidents such as monetary devaluations. There is a certain seasonal nature to these businesses. Demand for ruminant feed is much higher in winter. Sales of feed for fish that depend on water temperature are generally higher in summer than in winter.

Animal diseases such as foot-and-mouth disease and bovine spongiform encephalopathy ("mad cow disease") generally do not cause a decline in global demand, but only changes in demand for one species or one region.

ii) Description of the principal animal feed regional markets

The various regional markets for industrial animal feed world-wide break down is as follows:

PRODUCTION IN 2001

Country	*In millions of tons*	*In %*
France	23	4
Western Europe (excluding France)	95	16
Central Europe	49	8
North America	163	27
South America	75	13
Rest of World	192	32
TOTAL	**597***	**100**

Source: Feed International — January 2002

* Provimi estimates that, in addition to industrial world production of 597 million tons, 300 to 400 million tons of feed are produced on farms and distributed on site to animals, and that this feed is lower in nutritional quality.

The market for industrial animal feed is very fragmented. The 10 largest producing countries only shared 63% of the global market in 2001.

In the developing countries where the Provimi Group is present, competitors in complete feed and premixes are primarily local and do not have significant technological back-up. Thus, Provimi holds a real competitive advantage in terms of product quality and know-how. On the other hand, the markets for fish feed and pet food are, as in the rest of the world, dominated by a few international players like Nutreco, Mars and Nestlé.

The primary Asian markets (China, India and Indonesia) are still at the initial stage of development and the local products are less expensive, but with lower nutritional value. Therefore, producers offering products with high added value, such as the Provimi Group, must face sharp competition on prices and make major efforts to inform, educate and monitor their customer base in order to ensure growth and maintain their margin.

The pet food markets in Western Europe and the United States are mature markets dominated by a few major producers. The Provimi Group is positioning itself in the segment of products sold by specialised stores, veterinarians and in distributors' brands that offer growth potential for independent producers like the Provimi Group. Eastern Europe, Asia and Latin America are experiencing rapid growth and offer attractive opportunities for high quality, competitive products in certain market segments.

b) *Business sectors of the Provimi Group*

The business of the Provimi Group is to provide nutritional solutions for animals. With the products and technological services of the Provimi Group, such as its formulations and its laboratory and veterinary services, producers and breeders can maximise their production yields. The Provimi Group is developing balanced feed programmes adapted to each animal species, which take into consideration the different environments and ingredients found throughout the world.

The product lines are divided into the following categories:

— feed for pigs, poultry and ruminants, which include complete feeds;

— premixes and specialty foods;

— fish feed;

— pet food.

The Provimi Group is an international group of companies each with a specific structure designed to optimise their strategic positioning and performance in local markets. The organisational structure is based on:

— decentralisation so as to make daily decisions on the basis of direct relationships with local customers; decisions on production, purchasing, prices, market strategies, etc. are taken at each company level;

— exchanges of information between the various companies for marketing, purchasing, R&D, administration and production functions.

The Provimi Group distributes its products primarily through three distribution networks:

— distributors (specialised distributors and large retail outlets),

— breeders (including fish producers),

— animal feed producers.

The size of its different distribution networks varies significantly from one company to another.

Moreover, pet food is primarily distributed through networks of specialty distributors and large retail outlets.

c) The Provimi Group's positioning in its markets

There are no competitors directly comparable to the Provimi Group at international level, but there are certain players with a strong local presence. The synergies among the various companies of the Provimi Group in the areas of procurement, marketing and research give the Provimi Group a competitive advantage over its local competitors.

The other players in the various animal nutrition markets include:

Company	*Country*	*Net sales 2001 (in million €)*	*Principal businesses (animal nutrition)*
Nutreco	Netherlands	3,835	Fish feed Fish, pig and poultry breeding
Cargill	United States	54,898	Agricultural products (Complete feed)
Evialis	France	748	Complete feed
BASF — Agricultural Products	Germany	3,478*	Vitamins (premixes)
Roche	Switzerland	2,413*	Vitamins (premixes)
Adisseo — Animal Nutrition	France	607	Vitamins (premixes)
Mars	United States	N/A	Pet food
Nestlé	Switzerland	3,054*	Pet food

Source: Annual reports of the companies
* turnover for the principal business indicated

The global industrial animal feed market is estimated at 597 million tons, excluding animal feed produced on farms (Source: Feed International — January 2002). The companies of the Provimi Group produce nearly 42 million tons CFE, i.e. approximately 7% of the world market.

With a 7% market share, the Provimi Group estimates that it is the world leader in the animal nutrition market and one of the principal leaders in each market in which it is present.

The global market share of the Provimi Group reflects a diversified presence in all the major animal species, without a significant concentration in any specific market segment. The Provimi Group's five markets are pigs, poultry, ruminants (cows, sheep), fish and pets.

The estimated market share of the Provimi Group in the specialty segment (excluding fish feed and pet food) is approximately 20% in the markets in which the company is present. Specialty products represent only a very small portion of the international animal feed market in terms of CFE (less than 2%) and are primarily used in the developed countries.

The business of the Provimi Group is well distributed among the various geographic regions. The revenues generated by exports come from more than 100 countries, none of which represents a significant proportion of overall turnover.

The market shares shown reflect the industrial animal nutrition market.

BREAKDOWN OF TURNOVER BY REGIONAL MARKETS 2001

Country	*Volume (in millions of tons CFE)*	*Share of Provimi turnover in 2001 (%)*	*Market share (%)*
European Union	12.5	41	11
Eastern & Central Europe	5.0	29	10
North America	10.5	17	7
South America	8.0	13*	11
Rest of World	5.5	13*	3
TOTAL	**41.5**	**100**	**7****

Source: The data on the international market comes from the magazine Feed International, January 2002. The other information is provided by the Provimi Group.

* Provimi's percentage of turnover for South America and the Rest of the World.

** International market share of the Provimi Group.

IV.1.3 Production for the last three years

The Provimi Group produced 2.69 million tons of animal feed products in 2001, an increase of 10.2% over 2000.

CHANGE IN THE PRODUCTION OF THE PROVIMI GROUP OVER THE LAST THREE YEARS

	2001	*2000*	*1999*
Volume (in millions of tons)	2.69	2.44	1.92

The Provimi Group operates 79 plants in 28 countries which produce a broad range of products for local markets.

PROVIMI GROUP PRODUCTION SITES

Country	*Number of sites*	*Production capacity (in tons/hour)*
France	9	100
United States	5	70
European Union (excluding France)	20	330
Central and Eastern Europe	24*	320
South America	6	60
Rest of the World	13	100
TOTAL	**77***	**980**

* with the exception of the Hercules and Volosovsky sites acquired in September 2002

PROVIMI GROUP PRODUCTION SITES IN THE EUROPEAN UNION

Country	*Number of sites*
Belgium	1
Denmark	1
France	9
Germany	1
Greece	1
Netherlands	3
Ireland	2
Italy	1
Portugal	2
Spain	3
United Kingdom	5
TOTAL	**29**

PROVIMI GROUP PRODUCTION SITES IN CENTRAL AND EASTERN EUROPE

Country	*Number of sites*
Czech Republic	2
Hungary	2
Bulgaria	4
Poland	12
Romania	1
Russia	4*
Switzerland	1
TOTAL	**26**

* including the Hercules and Volosovsky sites acquired in September 2002.

IV.1.4. Breakdown of Provimi Group turnover by business category and regional market

All figures presented below are data provided by Provimi, with the exception of the data for which the specific sources are indicated.

	Premixes	Complete feed	Specialties	Fish feed	Pet food
Argentina	●		●		●
Australia	●		●		
Belgium	●			●	
Brazil	●		●	●	●
Bulgaria		●			
Chile				●	
China	●		●		
Czech Republic	●		●		●
Denmark				●	
France	●		●	●	
Germany	●		●		
Greece	●	●	●	●	●
Hungary	●	●	●		●
India	●		●		●
Ireland	●		●		
Italy	●		●	●	●
Jordan	●	●			
Netherlands	●		●		●
Poland		●	●	●	●
Portugal	●	●	●	●	●
Romania		●			
Russia	●	●	●		
South Africa	●		●		
Spain	●		●	●	●
Switzerland	●	●	●		
United Kingdom	●		●		●
United States	●	●	●		●
Vietnam	●	●			

IV.1.4.1. *Summary tables*

a) ***The breakdown of turnover in percentages by business sector in 2001 was as follows:***

BREAKDOWN OF TURNOVER BY SPECIES IN 2001
(FOR TOTAL TURNOVER OF EUR 1.5 BILLION)


Trade and other operations 26%
Swine 22%
Pets 5%
Poultry 20%
Fish 8%
Ruminants 19%

b) ***The breakdown in turnover and operating income by geographical sector is as follows:***

in millions of euros	*United States*	*France*	*Rest of EU*	*Central & Eastern Europe*	*Rest of world*	*Total*
2001						
Net sales	260.1	147.6	467.1	436.5	189.3	**1,500.6**
Operating income	20.6	16.4	9.2	38.1	11.1	**95.4**
2000 pro-forma unaudited						
Net sales	245.9	137.4	457.0	335.0	172.0	**1,347.3**
Operating income	17.8	11.2	24.3	24.5	9.8	**87.6**
1999 pro-forma unaudited						
Net sales	188.6	134.5	421.6	244.0	128.5	**1,117.2**
Operating income	9.1	10.5	30.0	20.8	15.5	**85.9**

c) ***The origin of the change in turnover by geographic sector is as follows:***

Country	*1999 pro-forma*	*Impact of exchange rate*	*Organic growth**	*2000 pro-forma*	*Impact of exchange rate*	*Acquisitions*	*Organic growth*	*2001*
United States	188.6	29.0	28.3	245.9	7.8	—	6.4	260.1
France	134.5	—	2.9	137.4	—	9.8	0.4	147.6
European Union (ex. France)	421.6	5.2	30.2	457.0	(1.6)	0.7	11.0	467.1
Central and Eastern Europe	244.0	7.7	83.3	335.0	21.6	9.7	70.2	436.5
Rest of World	128.5	14.2	29.3	172.0	(17.9)	9.1	26.1	189.3
Total	1,117.2	56.1	174.0	1,347.3	9.8	29.3	114.2	1,500.6

* Between 1999 and 2000, acquisition related turnover is not shown separately as it is included in the pro-forma figures.

IV.1.4.2. *Explanation of the breakdown in the Provimi Group's turnover by business category*

a) ***Nutrition for swine, poultry and ruminants (premixes, complete and concentrated foods)***

Premixes are mixtures of concentrated products that contain essential micro-ingredients used to obtain a complete feed. These ingredients are primarily vitamins, minerals, amino acids and dietetic products. This type of product represents the largest proportion of Provimi's global market share. These products are generally sold with a set of customer services and support services that include formula development and nutritional advice. The value of these services, which make the premixes, products with high added value, is taken into consideration in product pricing, which enables the companies of the Provimi Group to benefit from their investments in research and development.

Complete feeds are finished, ready-to-eat products. The key factors in the success of this business lie in production and the costs of the raw materials. In reality, even though quality and services also play an important role, the sale of these products is substantially more price sensitive because there is sharper competition in this segment. Provimi's strategy in the complete feed segment is to invest only in markets that offer sufficient growth and potential returns.

Concentrates are intermediate products between premixes and complete feed products, and contain protein ingredients as well as the premixes.

b) ***Fish and pet food and other specialised products (specialties)***

The specialty segment includes a wide variety of products. This category offers products such as nutritional supplements, milk substitutes for calves and milk cows, food for young animals, game birds, fish, pets. The fish and pet product segments are the largest. Fish feed is destined for salmon, trout, eels, turbot and tilapia. Pet food is intended for dogs and cats in both dry and wet varieties, including treats.

c) ***Trade and other operations***

The other operations of the Provimi Group remain closely related to the animal nutrition businesses and primarily involve trade in ingredients.

The largest of these activities is the international distribution of micro-ingredients to the companies of the Provimi Group and third party companies through wholesale buying and resale in small quantities. This business is growing rapidly and is expanding through new distribution partnerships.

IV.1.4.3. *Breakdown in the turnover of the Provimi Group by geographical market*

a) ***United States***

in millions of euros	***2001***	***2000 Pro forma***	***Change***
Net sales	260.1	245.9	14.2
Operating income	20.6	17.8	2.8
Op. income/Net sales (%)	7.9	7.2	N/A
Capital Expenditure	1.7	1.7	0.0
Net fixed assets	30.3	33.5	(3.2)
Staff at 31 December	570	587	(17)

Two companies represent the Provimi Group in the North American market through four brands: Akey, SCA, Vigortone Ag Products and Sunglo Feeds (acquired in June 2002). In 2001, the US market was characterised by a growing consolidation in the livestock, poultry and feed markets.

These companies, which hold a significant market share, play a decisive role in the feed choices available for pigs, layers and turkeys. Today, they are growing in the milk and meat product segments, and their growth potential is considered to be very strong. By reinvesting in human resources, infrastructures and quality, they are forging a competitive advantage for the future.

The Provimi Group is well positioned to cover a rapidly changing sector — for all species. Its operations in North America have been restructured and are now led by North American Nutrition Companies, Inc. (Nanco). In June 2002, the Group acquired Sunglo Feeds to improve its positions in premixes and specialty products. At operational level, three out of eight plants were closed: Thompson (Georgia), Marion (Ohio), and Cedar Rapids

(Iowa) in 2001. The Pittsfield (Illinois) plant was sold in May 2002. The reduction in work force and production sites was followed by a realignment of shipping logistics. As a result, Nanco is now better equipped to improve its efficiency and customer service. The Company is convinced that its cash-flow and profitability will continue to improve in the coming years, despite the consolidation of the markets and pressures on margins.

b) France

in millions of euros	*2001**	*2000 Pro forma*	*Change*
Net sales	147.6	137.40	10.2
Operating income	16.4	11.20	5.2
Op. income / Net sales (%)	11.1	8.22	N/A
Capital Expenditure	3.5	4.50	(1.0)
Net fixed assets	20.1	18.80	1.3
Staff at 31 December	687	646	41

* The 2001 figures include the contribution of Provimi S.A for the first time.

Following the demerger from EBS, the subsidiary in Trappes was renamed Centralys in September 2001; the premixes are produced under the Centralys brand and the biological feed under the brand name "Moulin du Poher".

The Bovine Spongiform Encephalopathy (BSE) and Foot and Mouth outbreaks had negative impacts on all products, although a strong fourth quarter enabled the country to report increases in sales and operating profit compared to 2000 pro forma figures. The increase in profit was also helped substantially by a reallocation of charges to other sites.

During the first half of 2002, the performance of Néolait in the dairy breeding sector (mineral supplements and milk replacers) was strong, but the results of Centralys and Celtic Nutrition Animale in the pig and poultry markets were affected by low meat prices. Sofrada Aquaculture (acquired in April 2001 and specialising in feed for trout, salmon, tilapias, sea bass, sea bream, turbot and shrimps in France and for export) recorded low margins and export losses as a result of a restrictive credit policy. Early in October 2002, it was decided to close the plant and transfer production to other Group subsidiaries before the end of 2002. The commercial activity will continue in France and for export. There will be no impact on jobs until 31 December 2002.

The Company is continuing its investment in traceability and quality. While the Trappes site (Centralys) earned ISO 9001 certification in December 2000, the Yffiniac and Baudrière (Néolait) plants have been ISO 9002 certified since 1996, and the Port-de-Carhaix (Centralys) plant since March 2001. ISO 9002 certification for the Crévin plant (Celtic) was renewed in February 2002.

The new Crévin plant, which opened in July 2000, meets the expectations for production capacity, efficiency, quality and traceability. Its new production line can manufacture premixes without additives (growth factors, anti-insect, etc.). Its exports of premixes to the countries of North Africa have increased substantially.

c) Rest of the European Union

in millions of euros	*2001*	*2000 Pro forma*	*Change*
Net sales	467.1	457.0	10.1
Operating income	9.2	24.3	(15.1)
Op. income/net sales (%)	2.0	5.3	N/A
Capital expenditure	17.4	14.4	3.0
Net fixed assets	74.6	71.2	3.4
Staff at 31 December	1,248	1,317	(69)

The rest of the European Union was hit substantially in 2001 by the export restrictions arising out of the Foot and Mouth outbreak, but the situation improved in the first half of 2002. In the European Union (excluding France), sales of specialty products rose substantially in 2001, particularly in Ireland, Spain and the Netherlands. In Ireland, specialty products for ruminants and feed for adult and young swines grew sharply. The stronger activity in Ireland was manifest following the restructuring and closing of the Dublin plant after the summer. Prices for

complete feeds generally increased because of the replacement of animal flours with more costly vegetable protein-based substitutes.

In the Benelux countries, the increase in operating income in the first half of 2002 was significant following the end of the consequences of the foot-and-mouth epidemic in the Netherlands and Belgium and a return to more normal veal prices after a period of low prices. In addition, the business activities of Comptoir de Gives were acquired in 2002 to strengthen the Provimi Group's position in Belgium in the segment of milk substitutes for butcher shop veal. The company specialises in the production and marketing of mineral mixes in various forms, including blocks.

The pet food business in Italy also grew, benefiting from the acquisition in August 2000 of the plant from Cap di Torino that produces dry pet food for both dogs and cats.

As part of its strategic refocusing on the animal nutrition business, on 28 December 2000, Provimi sold Centralvet, an Italian manufacturer of animal Health products with annual sales of EUR 27 millions, to the Ceva Santé Animale Pharmaceutical Company. Sales of pet food continued to improve in 2002 with gains in market share, but margins remain unsatisfactory.

In June 2001 Provimi acquired from the Arapis group, its business partner in Greece for more than 40 years, the majority of the shares (90.52%) of Provimi Hellas, a company based in Athens in which Provimi already had an existing participation of 9.48%.

As part of this transaction, Provimi acquired the remaining 10% of share capital in its subsidiary Provimi Western Greece, until now held by the Arapis group, hereby reaching full ownership of this company. The activity of Provimi Hellas is to distribute feed, feed components and pet food within Greece, also acting as exclusive agent for Provimi.

In Denmark, the Dana Feed Research centre in Horsens opened in August 2001. The centre is used to test new raw materials and further develop existing fish feed, both in conjunction with the traditional aqua-culture species (trout, salmon, eel) as well as new species that are being farmed; halibut, turbot and cod, amongst others. Dana Feed opened its second extruson line in April 2002, doubling its fish feed production capacity.

Sales in Spain grew in almost all sectors with particularly strong sales of feed for swine, up 19% year on year. However, pet food sales declined mainly due to private label. Capital expenditure increased due to new legislation which requires separation of pet food manufacturing from other animal feed as well as separating ruminant feed manufacturing from swine feed manufacturing. In 2002, new growth in production is expected because of favourable market conditions. Both sales volumes and the market share of Provimi pet food brands, distributed in the specialty "Kilina" stores, are rising.

In the countries of the European Union (excluding France), the market for fish feed is recovering more slowly than anticipated, with continuing pressure on margins and lower volumes due to intense competition in this market. This sector is expected to recover in 2003, although this was anticipated in 2002.

In the United Kingdom, a single entity, Provimi Limited, was created from the reorganisation of the Group's subsidiaries SCA Nutrition, Norvite Feed Supplements and Top Number. As a result of the animal diseases in recent years, the production of animal feed declined significantly because of a fall in demand. Competition intensified with heavy pressure on both margins and profitability.

In Portugal, sales volumes for complete swine feed jumped 18% in 2001. The increase in margins is mainly due to refocusing on rural business and a good market position on the price of raw materials, particularly for grains and soya, primarily at the end of the year. Portugal is the only Western European country in which the Provimi Group is positioned in complete food. This business has continued to record attractive results during 2002.

d) Central and Eastern Europe

in millions of euros	*2001*	*2000 Pro forma*	*Change*
Net sales	436.5	335.0	101.5
Operating income	38.1	24.5	13.6
Op. income/Net sales (%)	8.7	7.3	N/A
Capital expenditure	7.7	4.2	3.5
Net fixed assets	55.2	47.8	7.4
Staff at 31 December	2,535	2,265	270

In 2001, all the markets of Central and Eastern Europe continued to record steady growth, particularly in Poland, the Czech Republic, Hungary and Russia. Since a number of these countries will enter the European Union in the near future, they should already be made to comply with the strict standards for production quality that they will have to meet. In Hungary, the production units of the Provimi Group were the first to meet the new standards. Under effective European legislation, a total freeze on meat and animal flour exports was observed in the EU countries in 2001. To ensure delivery to its export customers, the Provimi Group temporarily transferred its export operations to Poland. These measures had a strong impact on the Polish animal feed market, which increased production to supply customers in other countries. In addition, Provimi Polska modified all product formulations to replace animal meal by raw materials of vegetable origin.

In the first half of 2002, most of the Central and Eastern European markets continued to grow with satisfactory performances in the Czech Republic, Romania and Bulgaria. The strong performance of Russia in 2001 became stabilised. Poland returned to a more normal level of activity after a particularly strong year in 2001. The first half of 2002 was characterised by a sharp decline in the sale of complete feeds as a result of lower prices for raw materials and a drop in the final price of pork and poultry. Pet food sales continued to improve with the opening of a second production line at Bohemia Safari in the Czech Republic.

The pet food market in most of the countries in the region continued to expand with particularly strong performances from the businesses in the Czech Republic. Bohemia Safari, the leading producer in the country, acquired in 2000, is fulfilling its promise. There was a particularly vigourous expansion of its trademark, Brasa, in the specialised store channel and in neighbouring export markets such as Poland, Hungary, Slovakia, Slovania and Serbia. Mika-a-Spol/Propesko, acquired in April 2001, is a Czech company active in the dry and wet pet food business in the Czech Republic and a number of export countries.

Mika-a-Spol is based in Veseli Nad Luznici, south of Prague. It operates a plant and has a sales office in Prague. Moreover, a commercial branch in Slovakia was established to further grow the export business.

Mika-a-Spol/Propesko has a significant position in the supermarket chains in the Czech Republic and Slovakia and its total sales are around EUR 8 millions. The company, founded in 1992, has established itself as a leading supplier based on modern technology and marketing techniques. It is ISO 9001 certified and has an export license to the European Union. During the year, it reinforced the position of its own label, Propesko, by expanding in its target markets of hypermarkets and supermarkets of multinational clients. It also added further supermarket private labels for both the domestic market and for export.

In Russia, economic conditions were favourable in 2001 and the first half of 2002, with strong economic growth, a stable political situation, lower interest rates compared to previous years, and a strong oil price, all factors leading to a stable rouble. With a 13% decline of the rouble against Euro in the first half of 2002, imports of animal food in Russia became more expensive, leading to increased domestic production. In September 2002, the acquisitions of Hercules and Volosovsky, both of which produce complete feeds, were announced. These companies will strengthen the position of the Provimi Group in the Moscow and Saint Petersburg markets.

In January 2001, the Provimi Group acquired a 24.5% stake in Rolimpex, a leading Polish animal feed producer listed on the Warsaw stock exchange (Rolimpex is not included in the table provided above).

In July, Provimi acquired a majority share in the Nessebar-Provimi Jsc business based on the Black Sea coast in Bulgaria. It is producing complete feed for the local market. The Provimi organisation in Bulgaria consists now of 4 majority owned plants and 1 minority owned plant. The plants are strategically spread over the country and are producing complete feed, mainly for poultry, pigs and ruminants.

Provimi also views Bulgaria as a strategic base from which to expand business in other parts of the region.

e) Rest of the World

in millions of euros	*2001*	*2000 Pro forma*	*Change*
Net sales	189.3	172.0	17.3
Operating income	11.1	9.8	1.3
Op. expenses/ Net sales (%)	5.9	5.7	N/A
Capital Expenditure	6.9	5.7	1.2
Net fixed assets	26.9	21.0	5.9
Staff at 31 December	1,334	1,126	208

In the rest of the world, the year 2001 saw a strong geographic expansion with the acquisition in July of Agribusiness and Janos Hoey, two Australian companies located in Adelaide and Forbes respectively and specialising in the production of premixes.

The Provimi Group intends to boost its positions in Australia by relying on its strong technological potential and the customer base of its two local subsidiaries. The Provimi Group also considers Australia to be a strategic platform for expanding its business to other regions in Southeast Asia and Asia-Pacific. A major program to integrate and transfer products and technologies within the Group has been implemented.

These objectives are being developed in a favourable economic context. Provimi believes that pork exports to Asia should rise more than 33% during the next three years. The beef meat market, despite some difficulties as a result of mad cow disease, offers a high potential for growth. The market outlook for milk cows and sheep is also positive. The two companies were successfully consolidated within the Provimi Group in 2002. New products are now being launched onto the market to take advantage of the Group's technological advantage. As a result of the current drought in Australia, Janos Hoey has seen demand rise.

In China in 2001, Provimi more than tripled its production, which includes piglet feed, concentrates and premixes. For the latter local production started in January 2001. Provimi substantially increased its market share in the main local market of Shandong province. The year was characterised by low swine prices and a major swine disease. Poultry prices were low whilst egg prices were higher than normal. Peter Hand is now consolidated within the Group and on the Chinese market. Its 2002 results to date have exceeded projections.

In Chile, fish oil and fish meal prices increased significantly during the year, causing margin pressures on our Chilean activities as not all the increases in raw material costs could be absorbed by customers. Margins were also affected by Chile's overproduction of salmon. A new plant, built at a total cost of EUR 16 million, is operational since October 2002. In the first half of 2002, prices on products exported to Japan improved substantially and prices on exports to the United States are also improving, suggesting the potential for a stronger performance for the operations in Chile.

Poultry prices in India remained extremely low during most of 2001. The opening of a research centre in February 2002 consolidated the Group's position in the pet food segment. Results improved in the first half of 2002, due to the diversification in the production and restructuring performed in 2001.

The significant events in Brazil were the launching of the "super-premium" pet food products "Ossobuco" and "Sofisticat" at the end of 2001 and "Tutano" and "Garfield" early in 2002. These new products launched at national level were extremely well received. In other product lines, sales of mini-granules for one-day old chicks and swines recorded strong growth in 2001. The problems in Argentina and the uncertainty generated by the presidential election in Brazil caused the devaluation of the Brazilian real and a general economic downturn. This has affected the Provimi Group's earnings in this country since early 2001 because of the impact of the exchange rate when results are converted into euros.

The Argentinian business in premix and specialties suffered from the economic crisis which came to a head at the end of the year. As a result of a stringent internal reorganisation, costs were minimised with sales efforts focused on the most creditworthy clients. In 2002, profitability has been satisfactory and should continue to be so as soon as the economy stabilises.

Productivity in South Africa substantially increased due to the premix brands sold. In addition, trading in raw materials was concentrated on higher margin products. Market penetration of the NuTec brand increased as a result of taking on increased numbers of distribution agents. Since the beginning of 2002, the rand has lost 28% of its value against the euro, which does affect the performance of the Provimi Group in South Africa once earnings are
converted into euros. Because of a grain shortage in 2002, purchases of premixes have often been replaced by purchases of complete feeds, with a resulting negative impact on margins. This situation is expected to turn around by early 2003.

IV.1.5. Location of the principal production sites of the Provimi Group

The Provimi Group is an international group that manages 79 production plants in 28 countries.

None of these plants generates more than 10% of the Provimi Group's total turnover.

IV.2. Possible Dependence of the Provimi Group with Respect to Patents and Licenses, Certain Major Customers or Supply Contracts

The top 15 customers represent less than 7.5% of consolidated turnover for 2001. In addition, there is no risk of dependence on certain suppliers. Finally, the Provimi Group does not depend on any third party for the patents and licenses required for its operations.

IV.3. Employment

As of 31 December 2001, the Provimi Group employed 6,374 men and women, including 687 in France, and distributed by position and by region as follows:

BREAKDOWN OF PERMANENT EMPLOYEES BY POSITION AT 31 DECEMBER 2001


Other managers 17%
Senior managers 1%
Workers 44%
Other staff 38%

BREAKDOWN OF EMPLOYEES BY REGION AT 31 DECEMBER 2001


Rest of world 21%
Rest of EU 20%
France 10%
North America 9%
Central & Eastern Europe 40%

Source: Provimi

CHANGE IN REGIONAL BREAKDOWN OF EMPLOYEES

Regions	*2001*	*2000*	*1999*
Central & Eastern Europe	2,535	2,265	1,994
Rest of World	1,334	1,126	1,064
European Union (ex. France)	1,248	1,317	1,256
France	687	646	642
United States	570	587	305
TOTAL	**6,374**	**5,941**	**5,261**

Provimi believes that the Group's human resources are its most precious asset. Its international policy is to maintain a compensation and incentives system that provides motivation for all the employees of the Group. In addition, the Provimi Group encourages its employees to participate in continuous training, which is organised in each profit centre through outside institutions. The Provimi Group also organises management training for senior or qualified executives. Finally, the strategy of the Provimi Group is to provide job rotation and secondment abroad when the opportunity arises.

The rule within the Provimi Group is to comply with all public regulations or laws governing employees and the work environment.

Since the Company does not employ salaried workers, no social report is established at Group level.

IV.4. Investment Policy

IV.4.1. General investment policy

The investment policy of the Provimi Group is designed to improve the Company's profitability, maintain the quality of its production sites, and bring those sites into compliance with health, environmental and quality rules and standards.

Improvements in profitability are made by upgrading or expanding facilities in order to increase production capacities, produce a new product, or reduce operating costs. Replacement investments are made to maintain existing capacity by replacing worn equipment with new or second-hand machinery. Compliance with regulations is achieved in the form of projects designed to maintain the facilities at current standards (quality, environmental, safety, etc.) and to improve the condition of the plants to meet optional standards (GMP, ISO, HACCP, etc.).

In recent years, the Provimi Group has invested heavily to achieve its organic growth targets. These investments totalled EUR 38 million in 1999, EUR 30.5 million in 2000 and EUR 37.2 million in 2001, and mainly concerned the following companies:

Company	*Country*	*Year*	*Investment (in millions of €)*	*Business*
Nutral	Spain	1999	2.6	Pet food
Dobrzelin	Poland	1999	9.8	Complete feed
ProAqua	Spain	1999	2.9	Fish feed
Celtic	France	2000	5.2	Premixes, specialties
Gan Yu	China	2000	4.5	Premixes, specialties
SCA Iberica	Spain	2000	3.4	Prestarters for piglets
Nutron	Brazil	2001	1.7	Pet food
Nutec	U. Kingdom	2001	1.6	Premixes
Bohemia	Czech Rep.	2001	3.4	Pet food
Dana	Denmark	2001/2002	7.6	Fish feed
Alitec	Chile	2001/2002	16.0	Fish feed

Tangible investments planned for the coming years are expected to be about EUR 35 million annually (⅔ of which is for growth and ⅓ for maintenance). In particular, these investments are expected to be made in the following companies:

Company	*Country*	*Year*	*Investment (in millions of €)*	*Business*
Mervo	Netherlands	2002	1.5	Pet food
Nutron	Brazil	2003	7.0	Premixes, pet food and fish feed
Provimi BV	Netherlands	2003	3.5	Premixes
Provimi Hellas	Greece	2004	5.0	Fish feed
Peter hand/Gan yu	China	2004	5.0	Premixes, specialties
Nutron	Brazil	2005	10.0	Premixes and pet food
Other	—	2003/05	5.0	Information technology

IV.4.2. External growth strategy

The Provimi Group's acquisition policy is to invest in profitable companies that are well established in their local market and offer strong growth potential on their product lines in order to consolidate Provimi's positions in the global market. Acquisition projects selected must offer shareholders an above average return as well as a low risk, and non-cyclical activities. The same high quality standards that apply to current operations also apply to acquisitions. The strategy is designed also to diversify the group activities and maximise synergies with newly acquired companies. An additional goal of acquisition policy is to invest in businesses that also have growth potential in their respective markets. The overall goal of the various strategies noted above is to position the group for long-term double digit growth. The managers of the newly acquired companies are generally former shareholders who continue to participate in the growth of the consolidated company within the Provimi Group. In certain cases, the former shareholders retain a stake in the subsidiary as in Russia, India and Bulgaria.

The following table shows the principal acquisitions made by the Provimi Group since 1999:

Companies	*Country*	*Year*	*Business*
Sodial	France	1999	Liquid feed
Bieganow	Poland	1999	Complete feed
Vetcare & Tetragon	India	1999	Animal health
Alitec	Chile	1999	Fish feed
Samara	Russia	1999	Complete feed
Azov	Russia	2000	Complete feed
Mervo Products	Netherlands	2000	Pet food
Cap Torino (purchase of assets)	Italy	2000	Pet food
Akey	United States	2000	Premixes/specialty products
Bohemia Safari	Czech Republic	2000	Pet food
Rolimpex (24.5%)	Poland	2001	Complete feed
Provimi Helas	Greece	2001	Concentrates and pet food
Sofrada	France	2001	Fish feed
Mika-a-Spol	Czech Republic	2001	Pet food
Agribusiness/Janos Hoey	Australia	2001	Vit.-enriched premixes
Nessebar-Provimi Jsc	Bulgaria	2001	Complete feed
Comptoir de Gives (pur. of assets)	Belgium	2002	Premixes/specialty products
SanoGold	Germany	2002	Premixes/specialty products
Peter Hand	China/Vietnam	2002	Premixes/specialty products
Sunglo Feed	United States	2002	Specialty products
Volosovsky	Russia	2002	Complete feed
Hercules	Russia	2002	Complete feed

The Provimi Group has also purchased the following minority interests:

*Companies**	*Dates*	*% acquired*	*% held*
Nutritecnica, Portugal	April 2002	30	100
Provimi Gan Yu, China	April 2002	20	100
Nutron, Brazil	April 2002	25	100
Alitec, Chile	May 2002	49	100

* These companies were already fully consolidated and the stock purchases had no impact on the balance sheet or income statement, except with respect to the minority interests and the group net income.

IV.4.3. Research and development

The Provimi Group believes that, with 610 researchers world-wide, it is the largest private, independent research organisation specialising in animal nutrition in the world. Thus, the Provimi Group can develop new feed programs that respect the environment and improve the technical performance and financial results of breeders.

The international research and development activities of the Provimi Group are co-ordinated at the Research and Technology Centre in Belgium. The Provimi Group currently has research laboratories in Brazil, Chile, Denmark, Spain, the United States, India, the Netherlands, Poland, Jordan, the United Kingdom and Russia.

All the research activities of the Provimi Group are carried out by highly-qualified teams. In addition, the products of the Provimi Group are designed to have a minimum negative impact on the environment and the well-being of animals, two increasingly pressing requirements. The development of innovative products in the various companies of the Provimi Group is essential for maintaining the continued expansion of a portfolio of high-quality products.

The 2002 total annual research and development budget for the Provimi Group is approximately EUR 15 million. The company's research and development staff is distributed as follows:

Research	187
"Product" development and technical services	326
Sales and management services	97
TOTAL	**610**

Provimi devotes the majority of its R&D resources of EUR 15 million and 187 scientists on in-house market-driven research and development projects in close co-operation with the business units. In addition, the company is increasing major joint research projects with university and independent research institutes. Its research into production technology is leading to new techniques in animal feed production, particularly in the pet food industry that have been targeted as a major area for expansion.

IV.4.4. Intranet/Internet Infrastructures

Provimi's business generates an enormous amount of data that needs to be well managed in terms of information flow. In early 2000, Provimi launched a group Intranet named ProviNet making it possible to provide large amounts of accurate, relevant and accessible information to all the group's centres. ProviNet, which is based on a worldwide data network and Lotus Notes technology, is used by Provimi group profit centres as a means of e-mail communication, GroupWare collaboration, information management and as a knowledge sharing platform.

ProviNet is vital for harmonising the electronic data dispersed throughout the organisation into a single system. The primary objective of this network and the related organisation is to provide and promote the resources needed to streamline the organisation and create opportunities to share information, both within each company and between the various companies, thus increasing the efficiency of the entire organisation.

The Provimi Group places a high priority on the development of information technologies to facilitate its future growth. These investments are included in the total annual estimate of EUR 35 million.

IV.4.5. E-Business/CRM

The Provimi Group is fully aware of the opportunities offered by new technologies as a business enabler both in intranet and e-business and intends to harness them as part of its consolidation strategy aimed at strengthening Provimi's leadership in worldwide markets. Provimi has integrated its e-business strategy, which focuses on procurement and distribution policies, into the implementation of its expansion strategy.

By implementing a Customer Relationship Management (CRM) strategy, Provimi demonstrates its commitment in providing optimum nutritional solutions and added value services to its customers.

CRM is a business strategy that consists of defining objectives, processes and tools in order to build a global long term and profitable relationship with customers by efficient use of all contacts.

Provimi sees its CRM strategy as a contributor to its constant effort to improve the brand image of each profit centre towards its customers and help develop more business worldwide. It helps Provimi companies to maximise the value provided to customers as it is a programme aimed at increasing client loyalty, decreasing working capital needs and improving sales force efficiency.

IV.5. Principal Subsidiaries of the Provimi Group

The Provimi Group is composed of more than 100 operational companies in 33 countries.

Of these companies, Nanco in the United States and Provimi Polska Holding in Poland each generate more than 10% of Provimi's turnover.

At 31.12.2001 in millions of euros	*Nanco*	*Provimi Polska*
Consolidated net sales	260.1	281.7
Staff	570	1,338
Net fixed assets	30.3	32.4

Nanco's businesses are described in paragraph IV.1.4.3.a).

Provimi Polska consists of companies that produce complete feeds and concentrates for all types of animals, milk replacement specialty products, feed for piglets and nutritional supplements. Provimi Polska is the leader in its market, while Rolimpex and Cargill are ranked second and third respectively. It has its own research centre which plays a major role both in the development of new products and in sales assistance by calculating what can be obtained using a given product or products based on various local parameters. Because of the high volumes of feed grain given directly to animals by farmers, without an optimum supplement of amino acids and premixes, industrial animal feed in Poland offers strong potential for growth.

IV.6. RISK FACTORS

IV.6.1. Market risks

The companies of the Provimi Group use various techniques to manage their currency and interest rate risks.

Financial instruments are only used to cover fluctuations in exchange and interest rates, excluding any speculation. Risk management is centralised with defined, coherent hedging strategies. Positions are traded on regulated markets or on over the counter markets with leading financial institutions.

All current positions at the closing date are recorded as off-balance commitments without compensation.

Currency and rate risks are monitored by the Provimi Group Treasury and managed in co-operation with all the relevant subsidiaries.

IV.6.1.1. *Currency risks*

Because it operates in many countries, the Provimi Group is exposed to currency risks. Currency risks arising from commercial transactions are analysed and managed as soon as they are identified. Probable risks are hedged by means of forward purchases and sales of foreign currencies and currency options, taking into account the probability of realisation of the risk, based on expected trends in exchange rates and the swap rate (premium/discount).

Currency risks arising from borrowings taken out by Group companies in currencies other than their functional currency are systematically hedged either by revenue streams in the same currency or by means of currency swaps.

As an exception to this principle, for certain clearly identified amounts and with the prior approval of the Executive Committee, the Group may retain its exposure to currency risks in order to secure a lower rate of interest.

IV.6.1.2. *Interest rate risks*

Interest rate risks are managed separately in each currency using strategies that take account of the specific characteristics of the local financial market.

IV.6.1.3. *Economic and political risks*

The Provimi Group is present world-wide. Certain countries or regions may experience economic difficulties or face political changes which may impact, for several years, the results or valuation of the Provimi companies concerned. However, the limited presence of the Provimi Group in high-risk regions or countries in terms of its total business, combined with the large number of countries in which it operates, reduces its exposure to these risks.

More specifically, in order to continue to reduce its working capital requirements, the Provimi Group has adopted a more restrictive credit policy with its customers. This has also had a positive impact in reducing its risk of bad debts.

IV.6.2. Legal risks

Under the terms of the EBS demerger treaty, Provimi is responsible for debts resulting directly from its business, debts that were specifically assigned to Provimi in this demerger treaty, and jointly liable with Cereol, Cerestar

and Béghin-Say, (each for 25%) for the debts of the former EBS which are not directly chargeable to the companies created from the demerger. In this respect, Provimi is exposed to the following risks:

— A tax inspection of the accounts of EBS, the former parent company of Provimi, is currently in progress. The companies resulting from the demerger of EBS (Béghin-Say, Cereol, Cerestar and Provimi) are each liable for one-fourth of any additional assessments resulting from this inspection. At this date, the Company's management is not aware of the existence of any items that could have a material impact on Provimi's financial position in this respect.

— EBS sold Ducros and its subsidiaries to the McCormick Group in 2000. The sale agreement contains a price revision clause that McCormick invoked in notice sent to EBS claiming a price reduction of EUR 155.5 million. This notice has triggered accounting arbitration procedure which EBS requested be cancelled and launched second proceedings. Cereol is the sole party to these two proceedings that are now on-going. In addition, at the same time, McCormick notified its opposition to the demerger in order to have Béghin-Say, Cereol, Cerestar and Provimi, the four companies created by the demerger of EBS, and contrary to the provisions of the demerger agreement, declared jointly and severally liable for the liabilities of EBS and, therefore, for the reimbursement to be made to McCormick if the price reduction is decided by the court of arbitration. The four companies challenged this opposition before the court having jurisdiction which has not yet rendered its ruling. In the demerger agreement signed with Provimi and the other companies created from the demerger, Cereol, which acquired the Group's food oils business, expressly assumed any liabilities of EBS with respect to current disputes with McCormick. Cereol confirmed the assumption of these commitments in its 2001 annual report. Finally, on 18 October 2001, Cereol signed an agreement with the other three companies reiterating the commitments of the demerger agreement and defining the practical terms for payment of EBS's liabilities under the principle of absence of joint and several liability set forth in the demerger agreement. Based on these facts, Provimi believes that its risk of financial loss in the McCormick dispute is low. If Provimi were to be held jointly and severally liable with the other three companies with respect to McCormick, Provimi would demand that Cereol honour its contractual commitments.

To the Company's knowledge, there are no other disputes that could have a negative material impact on the financial position, income, business or holdings of the Company or the Provimi Group.

IV.6.3. Risks related to the business of the Provimi Group

IV.6.3.1. *Risks inherent in the business sector of the Provimi Group*

Provimi is a producer of animal nutrition products intended for several animal species. As such, it is exposed to the following risks:

— A change in the price of raw materials: Provimi manufacturers animal nutrition products from raw materials that may be subject to significant price variations that could have a negative impact on its margins and revenues. Even if Provimi were able to pass on a proportion of such additional costs to its customers, this is a time-consuming operation, and the possibility that Provimi would have to bear some of such costs cannot be excluded.

— The impact of health and health safety crises: animal diseases, such as mad cow disease or foot-and-mouth disease tend, in the short term, to disrupt the balance of supply and demand, which may have an impact on market prices and producers' margins. However, generally these events also cause a shift in demand to another type of product and, in the medium or long term, global demand is not significantly affected.

— Exports: The companies of the Provimi Group export a significant amount of their production. Exports may be disrupted because of import or export restrictions in cases of war, disease, political instability, protectionism, or substantial variations in exchange rates. Such rates are, by definition, unpredictable and hard to quantify. However, the geographic diversification of the Provimi Group tends to limit the impact of such events.

— Seasonal variations: Some product groups are subject to seasonal variations, notably feed for fish or milking cows. However, these cycles occur each year and, therefore, have no influence on annual revenues.

— Acquisitions: In recent years, the Provimi Group has made a number of acquisitions. Its current strategy is to continue this policy of external growth by identifying target companies that could be profitable and efficient. The consolidation process presents certain risks that are primarily the results of the need to

assimilate the operations and products of the businesses acquired and enter markets in which the Provimi Group has limited experience. In addition, during the consolidation process, Provimi could lose key employees within the acquired companies. In this case, Provimi might have to pay major restructuring costs as a result of the consolidation of the new businesses (costs which, in certain cases, might not be offset by the profits recorded by the companies acquired).

— Breeding risks: the breeding businesses represent only a non-significant percentage of the Group's turnover and income and, therefore, the Group is not directly sensitive to animal sale or cost prices. The Group's policy is, in effect, to maintain no commercial interest in the very volatile breeding sector, except for limited investments in the research laboratories.

— Risks related to legislative changes: In the name of consumer protection, legislation governing products in the food chain could be strengthened, which could affect production costs. This could have an impact on the Provimi Group in the short term. However, the Provimi Group's research capacity and its ability to innovate and offer new solutions that meet market requirements should enable the group to comply with any new regulatory requirements.

— A situation of intense competition could appear in a specific market. This could have negative consequences in the short term. However, Provimi believes that its expertise means that it can respond better to customer expectations and win new customers in the long term.

IV.6.3.2. *Environmental risks*

The policy of the Provimi Group is to comply with effective national regulations governing product quality and environmental protection in the various countries in which the Group's plants are located. The Provimi Group conducts several quality programs under ISO, GMP, and HACCP standards to guarantee the quality of its products. Some Provimi plants are ISO 14000 certified and most of the Provimi plants are certified in compliance with one or more of these standards, or will be in the next few years. "Quality" audits are conducted regularly on all sites. Every year, an intensive two to three-day training session is organised for quality managers. Complete quality manuals are updated and available on each site.

The manufacturing processes of the animal feed industry do not use dangerous chemicals or heavy metals.

IV.6.3.3. *Risks related to key personnel of the Company*

The Company believes that it has an organisation and management structure that would enable it to continue its operations and development under normal conditions in the event that one of the members of its management team were unable to perform his/her duties.

IV.6.4. Insurance

The principal insurable risks generated by its operations which could have a material impact on the Provimi Group's financial position are covered by insurance policies taken out at Group level (equipment or plant damage, operating losses, and civil, operational, product and environmental liability).

Policy	*Details*	*Maximum Cover*
Equipment and plant damage, operating losses	Group program covering all sites, with the exception of the United States, Brazil, the Czech Republic, China and India, which are covered by local insurance policies	250,000,000 €
General Civil liability (1st line)	Group program covering all countries, with the exception of the United States, Brazil, China and India, which are covered by local insurance policies.	25,000,000 €
Umbrella civil liability (beyond 1st line)	Common limit with the other companies of the ex-EBS	100,000,000 €

CHAPTER V. CONSOLIDATED FINANCIAL STATEMENTS OF THE PROVIMI GROUP AND PARENT COMPANY FINANCIAL STATEMENTS

V.1. 2001 Business Activities and Highlights

January

Provimi acquired a 24.5% stake in Rolimpex, the second largest animal feed producer in Poland and quoted on the Warsaw Stock Exchange, with annual sales of EUR 270 millions. Provimi is already the number one feed producer in Poland through its wholly-owned Provimi Polska (formerly Central Soya Rolpol) subsidiary. Both companies produce feed for all varieties of species, and together give a more complete coverage of the market.

April

Provimi acquired Sofrada Aquaculture SA, a fish feed company in France that exports to a number of countries. It has a significant market share in trout and marine feeds and is highly specialised in feeds for new species such as turbot, tilapia, shrimps, etc. As the number one trout market in Europe producing over 50,000 tonnes in 2000, France represents a key strategic growth area for Provimi. Sofrada Aquaculture, established in 1969, has become a premier supplier relying on innovative technology to grow its business.

Provimi announced the acquisition of Mika-a-Spol/Propesko, a company active in dry and wet pet food business in the Czech Republic and a number of export countries. This gives Provimi a significant position in supermarket chains in the Czech Republic and Slovakia. The company, founded in 1992, has established itself as a leading supplier based on modern technology and marketing techniques. It is ISO 9001 certified and has an export license to the European Community.

June

Provimi acquired from the Arapis group, its business partner in Greece for more than 40 years, the majority of the shares (90.5%) of Provimi Hellas, a company based in Athens in which Provimi already had an existing participation of 9.5%. As part of this transaction, Provimi has acquired the remaining 10% of share capital in its subsidiary Provimi Western Greece, until now held by the Arapis group, hereby reaching full ownership of both companies. The activity of Provimi Hellas is to distribute feed, feed components and pet food within Greece. This acquisition gives Provimi a substantial presence in the Greek concentrate, fish feed and pet food markets.

July

Provimi acquired Agribusiness and Janos Hoey, two well established Australian premix companies. Provimi views Australia as a strategic base from which to expand its business in other parts of the SE Asia and Pacific regions. Also in July, Provimi acquired a majority share in Nessebar-Provimi Jsc in Bulgaria. The plant is located on the Black-sea coast and makes complete feed for the local market.

November

Provimi signed a binding agreement to acquire a 51% share in Guangxi Peter Hand in China. This transaction was subsequently concluded in early 2002. The company is located in Guangxi, a province in the south part of China and produces premixes, concentrates and specialty feeds for the local market. Guangxi Peter Hand has two subsidiaries, namely in Chongqing (60%), in the centre-west of China and in Vietnam (75%). The Vietnam subsidiary has 2 production facilities in both Hanoi (north) and Ho Chi Min (south), producing premixes and concentrates.

Total consolidated sales of the Peter Hand group amounts to EUR 13.5 millions. It employs approximately 268 people. China is the world's second largest feed market, with an annual production of 70 millions tonnes, and is growing rapidly. Provimi is already present in the East part of China (Provimi Gan Yu), with a new plant opened in June 2000 and also has a representative office in Beijing. With this acquisition, Provimi expands its geographical presence in the Chinese market. It will use its new Vietnamese operations as a bridgehead in the country.

As part of Provimi's continued focus on high quality products and service to customers, the R&D facilities in Brazil, India, the Netherlands and Denmark were expanded.

Construction started with respect to the doubling of the capacity of our fish feed production in Chile and in Denmark. In addition, capacity is being expanded in our Bohemia Safari dry pet food business in the Czech Republic.

Results

The first -half year was affected by the impact of export restrictions arising from the Foot & Mouth outbreak in several Western European countries and the additional costs of the demerger from EBS. Second half results showed an increase in operating income of 17.3% and net income after minorities of 53.6% compared to the first half -year reflecting improved business conditions and the absence of exceptional items relating to the demerger.

2001 sales increased by 11.4% for the year in comparison with pro forma sales for 2000. Against reported sales figures for 2000, the increase was 16%. Sales increased in all the Group's sectors, with particularly strong growth in Central and Eastern Europe, up by 30.2%, and rest of the world, up by 10.1%.

Operating income over the year 2001 increased by 8.9% versus 2000 against pro forma numbers. Compared to the figures reported for the year, the increase in operating income was 13.7%. The operating margin as a percentage of sales showed a strong increase in the second half of 2001 increasing from 5.8% in January-June to 6.9% in July-December. On a year-on-year basis, margins were stable at 6.4% compared to 6.5%.

Net income after minorities amounted to EUR 14.2 millions for the year, compared to the pro forma result of 2000 of EUR 15.2 millions.

This is after finance expenses which were EUR 43.1 millions for the year as against EUR 31.7 millions as restated for 2000.

These amounts also include cash settlement discounts and foreign exchange gains/losses. The tax charge for the year of EUR 15.7 millions represented a charge of 32% of the income before tax and goodwill amortisation.

Operational highlights for the year 2001

In premixes and complete feed, where sales increased by more than 16% on a like for like basis, further acquisitions were realized during 2001 in Poland (25% of Rolimpex), Australia (Janos Hoey and Agribusiness) and Bulgaria (Nessebar).

In the pet food industry, where the company's sales increased by more than 50% against reported figures for 2000, a strategic investment has been made with the acquisition of a wet pet food producer, Mika-a-Spol, in the Czech Republic. Further investment in this country, which is fundamental to our expansion in Central and Eastern Europe, has been made in the expansion of our dry pet food facilities of Bohemia Safari which came on stream at the end of 2001. Finally, Provimi also acquired the entire company Provimi Hellas in Greece, a company which trades in both wet and dry pet food.

In the fish feed sector, prices of fish oil increased by over 90% and fish meal by over 20%, both essential raw materials. These increases in input costs were only partially passed on to customers. Nonetheless, we continue to believe that fish feed has excellent growth prospects.

Sales during the year increased by more than 17% against actual figures for 2000. To this end, investments have been made in France with the acquisition of Sofrada.

Further capacity expansion is under development in Chile and Denmark. Both will come on stream in 2002 in time for their respective seasons.

In addition, our Danish fish feed company opened a state-of-the-art research facility in August.

The R&D facilities in Brazil, India, and the Netherlands were all expanded and will come into operation in 2002.

Research and development

Several new products were introduced during the year including new feeds for young animals such as turkeys, broilers, piglets and calves as well as new flavour enhancements for pets. New starter diets for fish were also introduced. Provimi devotes the majority of its R&D resources of EUR 15 millions and 200 scientists on in-house market-driven research and development projects in close co-operation with the business units.

In addition, the company is increasing major joint research projects with university and independent research institutes. Its research into production technology is leading to new techniques in animal feed production, particularly in the pet food industry that have been targeted as a major area for expansion.

Subsequent events

In early 2002, Provimi acquired Belgium-based Comptoir de Gives, a manufacturer of mineral blocks and specialty feeds. The company has also expanded its geographic reach with the acquisition of Sanogold in Germany, which is Provimi's first plant in this important market.

The acquisition of Peter Hand, with plants in China and Vietnam, which was started in 2001, has been completed. Asia is one of Provimi's prime targets for future growth.

Outlook

The expectation is that the improved performance of the second half of 2001 will continue into 2002. Provimi is targeting continued double-digit turnover, operating profit and net earnings growth for the year. Margins should also continue to improve.

This improvement will take place against a background of a relatively slow growing world economy that, we believe, will have a negligible impact on world food consumption due to an expanding world population and rising living standards.

Raw material prices are expected to remain stable with declines from current high levels for fish meal and fish oil. Financially, the company will maintain its focus on optimising working capital in order to further improve cash flow.

This initiative is already bearing results with an improvement in the second half of the year. The strategy of acquisitions will be maintained taking into account free cash flow. The overall debt level is therefore, expected to remain stable and will decline as a percentage of shareholders' equity.

Acquisitions of significant interests in companies headquartered in France

The main asset contributed by EBS to Provimi SA consists of shares in the Dutch holding company Provimi Holding BV (a wholly-owned subsidiary), which controls most of the Group's operating companies around the world.

Provimi SA, however, directly holds all the capital stock of Néolait, which controls — either itself or through its subsidiaries — the Group's industrial activities in France.

In a joint operation with the three other companies formed as a result of the EBS demerger (Béghin-Say, Cereol and Cerestar), Provimi SA has acquired a 25% equity stake in two service companies. The other three firms acquired the same percentage, and the four companies thereby share pooled services and continue to benefit from economies of scale. Cereplus SAS mainly provides services in the fields of information technology and the management of industrial risk and insurance programmes. Erebins, which is registered in Ireland, is a captive reinsurance company.

Provimi acquired Sofrada Aquaculture SA, a fish feed company in France and who exports to a number of countries. It has significant market share in trout and marine feeds and is highly specialised in feeds for new species such as turbot, tilapia, shrimps etc. As the number one trout market in Europe producing over 50,000 tons in 2000, France represents a key strategic growth area for Provimi. Sofrada Aquaculture, established in 1969, has become a premier supplier relying on innovative technology to grow its business.

Information related to acquisitions out of France are discussed in the other sections of Paragraph V.1.

V.2 CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDING 31 DECEMBER 2001

Consolidated Balance Sheet for the year ending 31 December 2001
(in EUR millions)

	31.12.2001	*Pro-forma 2002 unaudited*	*Pro-forma 1999 unaudited*
Assets			
Fixed assets:			
Goodwill (note 3)	591.1	590.8	590.7
Intangible assets (note 4)	40.8	37.3	34.3
Property, plant and equipment (note 5)	207.1	192.3	177.7
Investments accounted for by the equity method (note 6)	5.0	0.4	0.4
Non-consolidated investments (note 7)	1.7	2.2	2.8
Other financial assets (note 8)	5.7	3.0	4.3
Total fixed assets	**851.4**	**826.0**	**810.2**
Deferred tax assets (note 9)	22.6	17.7	—
Inventories and work-in-progress (note 10)	124.6	121.5	101.5
Trade receivables, net of allowances (note 11)	203.9	195.8	153.8
Other current assets (note 12)	66.5	56.3	36.4
Cash and cash equivalents (note 16.4)	59.6	37.5	53.4
Total current assets	**477.2**	**428.8**	**345.1**
Total	**1,328.6**	**1,254.8**	**1,155.3**
Liabilities and shareholders' equity			
Shareholders' equity (note 13):			
Share capital	26.1	26.1	26.1
Share premium	473.4	473.5	473.4
Retained earnings	(14.7)	—	(31.5)
Consolidated net income	14.2	—	10.7
Cumulative exchange adjustment	15.2	—	—
Total shareholders' equity	**514.2**	**499.6**	**478.7**
Minority interest (note 14)	21.9	20.3	14.8
Total shareholders' equity and minority interest	**536.1**	**519.9**	**493.5**
Investment subsidies	1.4	0.7	0.8
Deferred tax liabilities (note 9)	6.0	4.1	—
Provisions for risks and charges (note 15)	10.2	21.9	8.4
Liabilities:			
Financial borrowings (note 16)	533.6	491.0	465.1
Trade payables	177.2	162.2	132.9
Other liabilities (note 17)	64.1	55.0	54.6
Total liabilities	**792.5**	**734.9**	**652.6**
Total liabilities & shareholders' equity	**1,328.6**	**1,254.8**	**1,155.3**

* Pro-forma information extracted from the presentation document (document E) issued by EBS and registered by the COB on 25 May 2001 under reference number 01-636 and prepared when the entities of the Provimi Group were subdivisions or subsidiaries of EBS in July. This information has not been subject to adjustment by Provimi.

The accompanying notes are an integral part of these financial statements.

One of the results of the demerger process was a requirement to compare actual numbers against pro-forma numbers, as if Provimi had been an independent entity since 1 January 2001. As such major acquisitions that were made during 2000 have been treated in the pro-forma unaudited comparatives as if they had occurred at the beginning of the year. In addition, certain cost elements such as interest expenses, taxes and goodwill amortisation were recalculated.

Income Statement for the year ending 31 December 2001
(in EUR millions)

	2001	Pro-forma 2000 unaudited	Pro-forma 1999 unaudited
Revenues:			
Net sales (note 18)	1,500.6	1,347.3	1,117.2
Other operating revenues (note 18.2)	0.2	0.4	
Total revenues	**1,500.8**	**1,347.7**	**1,117.2**
Operating expenses:			
Purchases and changes in inventories	1,043.8	947.0	748.7
Taxes not related to income	10.5	—	—
Payroll expense	162.2	150.9	136.2
Depreciation and amortisation	26.5	23.9	19.8
Other operating expenses	162.4	138.3	126.6
Total operating expenses	**1,405.4**	**1,260.1**	**1,031.3**
Operating income	95.4	87.6	85.9
Net financial expense (note 16)	**(43.1)**	**(31.7)**	**(31.9)**
Pre-tax income from continuing operations	**52.3**	**55.9**	**54.0**
Exceptional items (note 20)	(3.6)	(1.9)	(14.4)
Corporate income taxes (note 21)	(15.7)	(17.6)	(9.5)
Net income of fully consolidated companies	**33.0**	**36.4**	**30.1**
Group share of income of companies consolidated by equity method (note 22)	0.3	—	—
Goodwill amortisation	(14.9)	(17.1)	(15.1)
Net income before minority interest	**18.4**	**19.3**	**15.0**
Minority interest	(4.2)	(4.1)	(4.3)
Net income — group share	**14.2**	**15.2**	**10.7**
Net earnings per share (in euros)	0.55	—	—
Average number of shares (including non-voting shares)	25,646.767	na	na

* Pro-forma information extracted from the presentation document (document E) issued by EBS and registered by the COB on 25 May 2001 under reference number 01-636 and prepared when the entities of the Provimi Group were subdivisions or subsidiaries of EBS in July. This information has not been subject to adjustment by Provimi.

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flow for the year ending 31 December
(in EUR millions)

	2001	*Pro-forma 2000 unaudited*	*Pro-forma 1999 unaudited*
Cash from (for) operations:			
Operating income	95.4	87.6	85.9
Depreciation & Amortisation — related to operations	26.2	23.9	19.8
Charge (release) of operating provisions	1.7	(0.3)	(1.3)
Gross operating income	**123.3**	**111.2**	**104.4**
Changes in Working Capital	12.0	(51.7)	(28.5)
Cash from operations	**135.3**	**59.5**	**75.9**
Net financial expense	(43.1)	(31.7)	(31.9)
Corporate income taxes	(7.4)	(19.0)	(12.2)
Other expenses paid, net	(20.4)	(2.6)	(5.7)
Total	**64.4**	**6.2**	**26.1**
Cash from (used for) investing activities:			
Additions to fixed assets	(37.2)	(30.5)	(38.0)
Additions to other assets	(13.1)	(14.5)	(2.1)
Disposals of assets	5.0	7.0	1.0
Investment subsidies received	0.6	—	—
(Acquisitions) Disposals of consolidated subsidiaries	(24.2)	(9.4)	(22.6)
Impact of timing differences	(1.4)	1.8	9.8
Total	**(70.3)**	**(45.6)**	**(51.9)**
Cash from (used for) financing activities:			
Dividends paid to shareholders(1)	(13.9)	—	—
Dividends paid to minority shareholders of consolidated subsidiaries	(0.8)	(0.8)	—
Sale of Provimi shares	6.0	—	—
Increases (reductions) in borrowings	(0.2)	24.9	36.0
Impact of timing differences	—	0.1	—
Total	**(8.9)**	**24.2**	**36.0**
Impact of exchange rates variations	(2.0)	(0.7)	(1.6)
Net change in cash and cash equivalents	(16.8)	(15.9)	8.6
Cash and cash equivalents at beginning of year	37.5	53.4	44.8
Cash and cash equivalents at end of year	20.7	37.5	53.4

(1) This is a part of the dividend paid by EBS in 2001

* Pro-forma information extracted from the presentation document (document E) issued by EBS and registered by the COB on 25 May 2001 under reference number 01-636 and prepared when the entities of the Provimi Group were subdivisions or subsidiaries of EBS in July. This information has not been subject to adjustment by Provimi.

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

General

The consolidated accounts at 31 December 2001 are the first annual closing of the Provimi Group after being listed on the EURONEXT stock exchange in Paris on 2 July 2001, after the demerger from EBS.

Effects of the demerger

According to the demerger treaty registered on 14 May 2001, EBS was demerged into four listed companies Provimi, Béghin-Say, Cereol and Cerestar.

The effects of the demerger are retro-active from 1 January 2001. The terms of the transaction have been published in the Information Memorandum (Document E) n° 01-636 registered on 25 May 2001 and was approved by an extra-ordinary shareholders meeting on 30 June 2001.

The Balance Sheet and Profit and Loss account are presented for 2 years:

— for the Balance Sheet the proforma unaudited 2000 balance sheet is presented taking into account the effects of the demerger as presented in Document E.

— the 2001 Profit and Loss Account is compared to the Profit and Loss Account of 2000 as presented in Document E.

1. *Accounting principles*

1.1 Accounting principles and valuation methods

The consolidated financial statements of the Provimi group have been prepared in accordance with regulation number 99-02 of the French Accounting Standards Committee (*Comité de la Règlementation Comptable*) governing the consolidated financial statements of commercial and public sector companies, applicable as of January 1, 2000. The accounts have been prepared under the going concern principle.

1.2 Consolidation method

The consolidated financial statements are based on the financial statements of the individual Group companies at December 31.

All significant companies over which Provimi exercises exclusive control, directly or indirectly, are fully consolidated.

Jointly controlled companies are proportionally consolidated.

Companies that are owned 20% or over, directly or indirectly, and over which Provimi exercises significant influence are accounted for by the equity method.

Certain companies meeting the above criteria are not consolidated due to their immateriality. All significant transactions between consolidated companies are eliminated.

1.3 Foreign currency translation

Transactions denominated in foreign currency are translated on the basis of the exchange rates in effect at the transaction date. Payables and receivables in foreign currency are valued at year-end rates and any translation difference is reported in the income statement.

The financial statements of non Euro-zone companies are translated as follows:

— Balance-sheet items are translated into Euros at year-end exchange rates, except for shareholders' equity items, which are translated at historical rates. Income and expense items are translated at average exchange rates for the year.

— Any resulting translation differences are accounted for into consolidated shareholders' equity.

1.4 Goodwill

The difference between the acquisition price and the restated net worth of a newly acquired company at the time of its initial consolidation is allocated to the appropriate asset or liability heading in the consolidated balance sheet, by the end of the accounting period following the one in which the acquisition was made. The residual

unallocated amount is reported as "goodwill" and amortised over a period of forty years, except in specific cases where a shorter period is justified. If the value of the identifiable items exceeds the difference between the acquisition price and the restated net worth, the amount allocated to the appropriate asset and liability heading is limited to the initial difference.

On the demerger of Provimi from EBS all goodwill is deemed to be "new" goodwill resulting from the market valuation of the Provimi group at the time of the demerger. From January 1, 2001 this goodwill is amortised over forty years.

1.5 Intangible assets

Brands are generally valued on the basis of advice from specialised consultants.

Because of the legal protection enjoyed by brands, they are not amortised but they could subsequently be written down if their value were to decline significantly.

Other intangible assets are amortised by the straight-line method over the following periods:

Trade goodwill	40 years
Patents, licenses	variable, up to 20 years
Start-up expenses	5 years
Software	variable, up to 5 years

1.6 Research and development expenditures

Research and development costs are generally recognised as expenses of the period in which they are incurred.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of the assets is based on their estimated useful economic lives and calculated on a linear basis.

The principal useful economic lives utilised are:

Industrial buildings	20 — 40 years
Industrial equipment and tools	3 — 20 years
Fittings and fixtures	10 — 20 years
Office furniture	10 years
Vehicles	5 years

Property effectively acquired through a rental or leasing contract is booked as "property, plant and equipment" at market value and depreciated accordingly, while the corresponding debt is shown as a liability.

Maintenance and repairs costs are recognised as expenses of the period in which they are incurred, except if they improve the condition of the asset beyond its originally assessed standard of performance either by extension of its useful life or improvement of productivity.

1.8 Non-consolidated investments

Investments in non-consolidated entities are stated at their purchase cost, less appropriate depreciation. The valuation allowances take into account the share of net-worth owned by the Group, profit expectations or stock exchange prices, where applicable.

1.9 Inventories and work-in-process

Inventories and work-in-process are valued at the lower cost or net realisable value. Cost is essentially based on weighted average costs, which, reflecting inventory turnover, are near to actual market prices at the balance-sheet closing date.

1.10 Investment subsidies

Investment subsidies are recognised as liabilities and registered as revenue at the same rate as the depreciation of the tangible fixed assets to which they are related.

1.11 Supplementary retirement benefits and severance indemnities

The Group accounts for its pension commitments, severance indemnities, medical care, long-service awards, life insurance and other assimilated benefits, related to its retirees and employees.

For defined contribution plans, group contributions are charged in the period to which they relate.

For defined benefit plans, the costs of the contributions are estimated using the projected unit credit method for the benefits after employment. According to this method the contributions are allocated to the service periods as a function of the rights acquired in the plan taking into account a stabilising effect because the build-up of rights is not evenly distributed over the coming years of employment.

The amount of future benefits as granted to the employees is valued based on the expected salary evolution, the starting age and the mortality rate and is subsequently discounted to its present value on the basis of long term interest rates of first class bonds.

The actuarial valuation differences after 1 January 2001 are charged over the remaining average active life expected for employees participating in these schemes for the part exceeding 10% of the larger of:

— the present value of the obligation at year end of the defined benefits at year end

— the fair value of the assets of the plan at closing date

1.12 Income tax

Deferred taxes are added to the amount of taxes payable at year-end closing.

They are based on consolidation adjustments and on temporary differences between the carrying amount of assets/liabilities on the balance sheet, and their tax base.

Deferred taxes are calculated by using the tax rate expected to be applicable at the date of recovery or settlement.

Deferred tax assets, including those related to unused tax losses carried forward, determined by taxable entity, are recognised from the time at which it is more likely than not that they can be effectively utilised. Tax related to planned dividend distributions, expected within the forthcoming year, are provisioned.

No provision is made for taxes that would be payable in the case of distribution of subsidiaries' retained earnings as they are considered as having been permanently reinvested.

1.13 Financial hedging activities

To manage their foreign exchange and interest rate risks, Group companies utilise different available techniques.

Financial instruments are used solely for hedging purposes, to the exclusion of any speculative transactions. These risks are managed centrally in line with a coherent definition of hedging policies.

Positions are traded either on organised exchange markets or in over the counter markets with highly rated financial institutions.

The results of hedging operations are matched with the flows from the underlying object of the hedge. However, certain operations not considered as coming under the conventional definition of hedging are treated as speculative and accounted for accordingly (recognition of unrealised losses in the "Income Statement").

Management policy: Interest rate and currency risks are monitored by Group Treasury and managed jointly with all the subsidiaries concerned.

1.13.1 Currency risks

Currency risks arising from commercial transactions are analysed and managed as soon as they are identified. Probable risks are hedged by means of forward purchases and sales of foreign currencies and currency options, taking into account the probability of realisation of the risk, based on expected trends in exchange rates and the swap rate (premium/discount).

Currency risk arising from borrowings taken out by Group companies in currencies other than their functional currency are systematically hedged either by revenue streams in the same currency or by means of currency swaps.

As an exception to this principle, for certain clearly identified amounts and with the prior approval of the Executive Committee, the Group may retain its exposure to currency risks in order to secure a lower rate of interest.

1.13.2 Interest rate risks

Interest rate risks are managed separately in each currency using strategies that take account of the specific characteristics of the local financial market.

1.14 Marketable securities

Marketable securities are valued at the lower of cost or market value.

1.15 Consolidated statement of cash flows

Cash and cash equivalents include cash and marketable securities, after deduction of treasury shares held by the company.

1.16 Calculation of earnings per share

Earnings per share before dilution is calculated by dividing the net profit by the average number of shares outstanding throughout the year. The calculation follows the recommendations of the "Ordre des Experts Comptables" n° 27. The average number of shares outstanding in the current year is calculated excluding own shares held by the Group and shares held in the framework of option plans. It is retroactively adjusted if shares are issued free of charge or at a price below the market price.

1.17 Preferred methods

The Group applies preferred methods defined in the Comité de la Règlementation Comptable 99-02 rules for:

— Pension cost

— Exchange differences in monetary assets and liabilities denominated in foreign currencies

— Emission cost and repayment premiums of bond issues

— Financial leases

The character of the Group's transactions does not lead to transactions which are partly realised at the closing date.

2. *Scope of consolidation*

Acquisitions and disposals made in 2001, as well as net foreign currency variations (essentially the US dollar, Hungarian forint, Polish zloty, Pound Sterling, Argentine Peso and Brazilian real) do not permit a direct comparison between the two years.

Based on constant exchange rates and comparable consolidation scope, organic growth generated an increase of EUR 114 million in sales (+ 8.5%) and EUR 5.2 million in operating income (+ 5.9%).

2.1 Changes in the scope of consolidation

The main changes in the scope of consolidation between 2000 and 2001 are listed below:

2001 Additions

— Rolimpex (Poland): 24.45% owned, accounted by the equity method from; 01.01.2001

— Tovarna Mika-a-Spol (Czech Republic) 100% owned, fully consolidated as from; 01.04.2001

— Mika-a-spol (Slovakia): a subsidiary of Tovarna Mika a spol, 100% owned, fully consolidated as from 01.04.2001

— Sofrada (France): 100% owned, fully consolidated as from 01.04.2001

— Janos Hoey (Australia): asset deal, consolidated as from 01.07.2001

— Agribusiness (Australia): 100% owned, fully consolidated as from 01.07.2001

— EBS Budapest Kft (Hungary): increase to 100% from 56.2% as from 01.07.2001

— Provimi Hellas (Greece): 100% owned, fully consolidated as from 01.06.2001

— Alimental (Argentina): increase to 96.1% from 85% on 11.10.2001

— Peter Hand (China/Vietnam): 51% owned, fully consolidated as from 01.01.2002

— Agrokomplex Nutrition (Bosnia): newly established 100% subsidiary fully consolidated as from 01.01.2001

— Nessebar (Bulgaria): an increase to 70% from 25% fully consolidated as from 01.08.2001

2001 Disposals

In 2001 the interest in Provimi Investment BV (The Netherlands) 51.59% was disposed of as per 01.01.2001.

2001 Liquidation

Vetinsa and Centro Ganadero in Spain have been liquidated.

Changes in consolidation method

In 2001, the scope of consolidation includes 103 companies (101 in 2000); 92 are integrated in the consolidation (91 in 2000) and 3 are accounted for by the equity method (1 in 2000).

2.2 List of consolidated companies on 31 December 2001

Companies	*Legal seat*	*Country*	*% voting rights*	*% interest*
Norvite (Aberdyke Ltd)	Aberdeen	UK	100.00	100.00
Agrokomplex CS Rt	Zichyujfalu	Hungary	100.00	100.00
Agribusiness Pty Ltd	Macclesfield	Australia	100.00	100.00
Agribusiness Products Pty Ltd	Macclesfield	Australia	100.00	100.00
Agribusiness Unit Trust	Macclesfield	Australia	100.00	100.00
Agrokomplex Nutrition DOO	Gracanica	Bosnia	100.00	100.00
Akey	Fort Wayne	USA	100.00	100.00
Alimental SA	Santa Fe	Argentina	96.12	96.12
Alitec SA	Santiago	Chile	51.00	51.00
Bohemia Safari	Brniste	Czech Republic	100.00	100.00
Bonimex Bonda's Im/en Export BV	Rotterdam	Netherlands	100.00	100.00
Celtic Nutrition Animale SA	Crévin	France	100.00	100.00
Centralys SA	Elancourt	France	100.00	100.00
Dana Feed A/S	Horsens	Denmark	100.00	100.00
Dana Feed Italia Srl	Treviso	Italy	100.00	100.00
Dana Feed Norge A/S	Horsens	Denmark	100.00	100.00
Dana Feed Polska Sp Zoo	Zielona Gora	Poland	100.00	100.00
EBS Budapest KFT	Budapest	Hungary	100.00	100.00
Foray 496 Ltd	Lichfield	United Kingdom	100.00	100.00
Inversiones Provimi Chile Ltda	Santiago	Chile	100.00	100.00
Izoval SA	Lucens	Switzerland	100.00	95.50
Joosten Products BV	Weert	Netherlands	100.00	100.00
Lean Team Australia	Adelaide	Australia	100.00	100.00
Lean Team USA	Des Moines	United States	100.00	100.00
Markinskaya OOO	Rostovoblast	Russia	100.00	37.21
Mervo Holding BV	Doetinchem	Netherlands	100.00	100.00
Mervo Products Fabriek	Doetinchem	Netherlands	100.00	100.00
MGB BV	Rotterdam	Netherlands	100.00	100.00
Mika-a-Spol Slovensko sro	Bratislava	Slovakia	100.00	100.00
Mixrite (I) Ltd	Dublin	Ireland	100.00	100.00

Companies	*Legal seat*	*Country*	*% voting rights*	*% interest*
Mixrite Manufacturing Ltd	Dublin	Ireland	100.00	100.00
N.V. Protector SA	Herselt	Belgium	100.00	100.00
Nanco Holding	Fort Wayne	United States	100.00	100.00
Nanco Inc	Fort Wayne	United States	100.00	100.00
Néolait SAS	Trégueux	France	100.00	100.00
Néolait Española SL	Barcelona	Spain	100.00	100.00
Nessebar Provimi AD	Nessebar	Bulgaria	70.00	70.00
Nutec Ltd	Lichfield	United Kingdom	100.00	100.00
Nutec Holdings Ltd	Lichfield	United Kingdom	100.00	100.00
Nutec Ireland Ltd	Dublin	Ireland	100.00	100.00
Nutec SA	Treize — Vents	France	100.00	100.00
Nutec Southern Africa Ltd	Bryanston	South Africa	50.00	50.00
Nutral Participacioes Portuguesa	Lisbon	Portugal	100.00	100.00
Nutral SA	Madrid	Spain	100.00	100.00
Nutritecnica Lda	Loyas	Portugal	70.00	70.00
Nutrition Transport Services Inc.	Dayton	United States	100.00	100.00
Nutron Alimentos Ltda	São Paulo	Brazil	75.00	75.00
ProAqua Hellas SA (in liquidation)	Athens	Greece	100.00	100.00
ProAqua Nutrición SA	Palencia	Spain	100.00	100.00
Protector SA	Lucens	Switzerland	95.50	95.50
Provihold SA	Alverca	Portugal	100.00	100.00
Provimi (Gan Yu) Feed	Gan Yu	China	100.00	80.00
Provimi Australia Pty Ltd	Wagga Wagga	Australia	100.00	100.00
Provimi Azov ZAO	Azov	Russia	62.02	37.21
Provimi BV	Rotterdam	Netherlands	100.00	100.00
Provimi CZ sro	Prague	Czech Rep	100.00	100.00
Provimi France SA	Trappes	France	100.00	100.00
Provimi Hellas AE (in liquidation)	Athens	Greece	100.00	100.00
Provimi Holding Americas Inc.	Fort Wayne	United States	100.00	100.00
Provimi Holding BV	Rotterdam	Netherlands	100.00	100.00
Provimi Holding Danmark A/S	Horsens	Denmark	100.00	100.00
Provimi Holding Iberica SL	Madrid	Spain	100.00	100.00
Provimi Italia Srl	Cavriago	Italy	100.00	100.00
Provimi Jordan Ltd	Amman	Jordan	40.00	40.00
Provimi Ltd	Moscow	Russia	60.00	60.00
Provimi Polska Bialystok Sp Zoo	Bialystok	Poland	100.00	100.00
Provimi Polska Bieganow Sp Zoo	Cybinka	Poland	100.00	100.00
Provimi Polska Dobrzelin Sp Zoo	Dobrzelin	Poland	100.00	100.00
Provimi Polska Holding Sp Zoo	Osnowo	Poland	100.00	100.00
Provimi Polska Olsztynek Sp Zoo	Olsztynek	Poland	100.00	100.00
Provimi Polska Tworog Sp Zoo	Tworog	Poland	100.00	100.00
Provimi Portuguesa SA	Alverca	Portugal	100.00	100.00
Provimi SA	Trappes	France	100.00	100.00
Provimi Samara OOD	Samara	Russia	90.00	73.60
Provimi Sevlievo AD	Sevlievo	Bulgaria	66.00	66.00
Provimi Sitovo AD	Sitovo	Bulgaria	51.00	51.00
Provimi Viand AD	Pazerdjik	Bulgaria	55.14	55.14
Provimi Western Greece	Athens	Greece	100.00	100.00
SCA Iberica SA	Mequinenza	Spain	100.00	100.00
SCA Nutrition Ltd	Lichfield	United Kingdom	100.00	100.00
Sodial SA	St Aignan s/Rose	France	100.00	100.00
Sofrada SA	Bellou sur Huisne	France	100.00	100.00
Tetragon Chemie Limited	Bangalore	India	51.00	51.00
Top Number Feeds Ltd	County-Durham	United Kingdom	100.00	100.00
Tovarna na Krmiva Mika-a-Spol sro	Veseli nad Luznici	Czech Republic	100.00	100.00

Companies	Legal seat	Country	% voting rights	% interest
Vetcare Alltech Private Limited	Bangalore	India	51.00	51.00
Vetem Portuguesa Ltda	Lisbon	Portugal	100.00	100.00
Vigortone	Cedar Rapids	United States	100.00	100.00
Vipromin 2000 srl	Salonta	Romania	100.00	100.00
Zootech SAS	Ploufragan	France	100.00	100.00
Proportional consolidation				
Cereplus	Paris	France	25.00	25.00
Eribins	Dublin	Ireland	25.00	25.00
Equity method consolidation:				
Future Beef Technologies LLC	Englewood	United States	21.92	21.92
Provimi Zara AD	Stara Zagora	Bulgaria	25.00	25.00
Rolimpex SA	Warsaw	Poland	24.45	24.45

3. *Goodwill*

(in EUR millions)	*Gross value*	*Amortisation*	*Net value*
At January 1	590.8	—	590.8
Adjustments arising on demerger	(11.4)	—	(11.4)
Acquisitions	23.4	(0.5)	22.9
Amortisation for the year	—	(14.4)	(14.4)
Foreign exchange adjustments	3.2	—	3.2
Total at 31 December 2001	**606.0**	**(14.9)**	**591.1**

Amortisation for 2001 amounted to EUR 14.9 million, versus EUR 17.1 million in 2000. Goodwill was recalculated at 1 January 2001 the effective date of the demerger. The goodwill on demerger, which mainly represents the know-how posessed by local sites, was not allocated. The total goodwill based on the fair market value of the Provimi Group at that date is amortised over 40 years starting on 1 January 2001.

4. *Intangible assets*

(in EUR millions)	*Gross value*	*Amortisation*	*Net value at 31.12.2001*
Trademarks	36.7	—	36.7
Concessions, patents, licenses	1.0	—	1.0
Other intangible assets	5.6	(2.5)	3.1
Total	43.3	(2.5)	40.8

The Group allocates initial goodwill to identifiable intangible items where applicable.

Values are then allocated on the basis of valuations reflecting the contributions to earnings of each brand and trademark, as well as customer recognition. The latter includes criteria such as market share, internationalisation, and legal protection.

5. *Property, plant and equipment*

5.1. By nature

(in EUR millions)	*Gross value*	*Depreciation*	*Net value at 31.12.2001*	*31.12.2000 pro forma unaudited*
Land	9.2	—	9.2	8.8
Buildings	106.7	(27.0)	79.7	71.1
Industrial equipment and tools	181.1	(91.9)	89.2	84.2
Other fixed assets	41.2	(22.8)	18.4	18.9
Fixed assets under construction	10.6	—	10.6	9.3
Total	348.8	(141.7)	207.1	192.3

Major investments in 2001 were made in the Netherlands (R&D facilities), Denmark (R&D facilities, fish feed extruder), the Czech Republic (pet food extruder) and Chile (start of a new fish feed plant).

5.2. 2001 variations

(in EUR millions)	*2001*
At January 1	192.3
Acquisitions	5.7
Investments	37.2
Disposals	(5.7)
Depreciation	(25.5)
Foreign exchange adjustments	3.1
At 31 December 2001	**207.1**

6. *Investments accounted for by the equity method*

Companies (in EUR millions)	*Country*	*% ownership*	*Group share in equity*	
			31.12.2001	*31.12.2000 proforma unaudited*
Future Beef[1]	United States	21.92	0.0	—
Rolimpex	Poland	24.45	4.4	—
Other			0.6	0.4
Total			**5.0**	**0.4**

(1) Future beef has filed for bankruptcy protection in the United States (Chapter 11) and the investment has been written off.

7. *Non-consolidated investments*

Companies (in EUR millions)	*Country*	*% ownership*	*31.12.2001*	*% ownership*	*31.12.2000 proforma unaudited*
Sano Gold	Germany	24.00	0.4	—	—
Future Beef	United States	—	—	21.92	1.6
Provimi Iran	Iran	8.00	0.1	8.00	0.1
Provimi Valga[1]	Estonia	40.00	—	40.00	0.2
Bezenchuk	Russia	15.00	0.6	—	—
Other		—	0.6	—	0.3
Total			**1.7**		**2.2**

(1) In liquidation.

8. *Other financial assets*

(in EUR millions)	*31.12.2001*	*31.12.2000 proforma unaudited*
Deposits and guarantees	2.0	—
Loans and advances	3.7	3.0
Total	**5.7**	**3.0**

9. *Deferred taxes*

2001/2000 variations can be analysed as follows:

(in EUR millions)	*31.12.2001*	*31.12.2000 proforma unaudited*
Deferred tax assets	22.6	17.7
Deferred tax liabilities	(6.0)	(4.1)
At December 31	**16.6**	**13.6**

The deferred tax assets of EUR 22.6 million essentially refer to the losses carried forward, namely those in the United States, Belgium, France and the United Kingdom, taking into account the existing fiscal integration program. The provision for deferred tax liabilities of EUR 6.0 million mainly results from temporary differences on accelerated depreciation of tangible assets. Deferred tax assets of EUR 5.3 million have not been recognised in the financial statements, mainly relating to Hungary (EUR 3.7 million).

10. *Inventories and work-in-process*

(in EUR millions)	*Gross value*	*Write-downs*	*Net 31.12.2001*	*31.12.2000 proforma unaudited*
Raw materials	94.0	(7.0)	87.0	90.2
Work-in-process	2.1	—	2.1	1.9
Finished products	35.5	—	35.5	29.4
Total	**131.6**	**(7.0)**	**124.6**	**121.5**

11. *Trade receivables*

The allowance for losses amounts to EUR 16.5 million as at 31.12.2001. Trade receivables are due within one year. In the receivables an amount of EUR 6.2 million is included for receivables from related parties.

12. *Other current assets*

(in EUR millions)	*31.12.2001*	*31.12.2000 proforma unaudited*
Other operating receivables	3.2	11.9
Other receivables	20.4	11.2
Prepaid taxes and social charges	25.0	27.6
Prepaid expenses	14.4	4.2
Deposits	3.5	1.4
Total	**66.5**	**56.3**

13. *Changes in shareholders' equity — group share*

The table of changes in shareholders' equity is based on the opening equity of Provimi SA (formerly Société Financière Tronchet) prior to the effects of the demerger that took place retroactively with effect from January 1, 2001.

(in EUR millions)	Share capital	Paid-in Surplus	Retained Earnings	Foreign Exch. Adjustment	Net Income	Total
At 1 January 2001	0.5	—	—	—	—	0.5
Demerger effect (1 January 2001)	25.6	473.5	—	—	—	499.1
Treasury shares	—	(0.1)	—	—	—	(0.1)
Dividends paid	—	—	(14.7)	—	—	(14.7)
Net income for the year	—	—	—		14.2	14.2
Cumulative translation adjustment	—	—	—	15.2	—	15.2
At 31 December 2001	**26.1**	**473.4**	**(14.7)**	**15.2**	**14.2**	**514.2**

At 31 December 2001, the share capital was divided into 26,094,369 common shares with a nominal value of EUR 1. In 2001, there were an average of 25,645,767 shares outstanding. Earnings per share are based directly on this figure, since the Provimi Group has no dilutive instruments the diluted EPS is not applicable. In December 2001 the company sold 321,660 shares on the market. At 31 December 2001, 144,100 shares were held by the company and recorded on the balance sheet as Treasury shares.

As approved by shareholders in an extra ordinary meeting, the Board granted senior managers stock options, giving the right to purchase existing Provimi shares, as follows:

Attributions in number of shares	144,100
Number of persons	73
Earliest exercise date	10 September 2005
Unit price	EUR 17.15

14. *Minority interests*

(in EUR millions)	31.12.2001	31.12.2000 proforma unaudited
At January 1	20.3	15.0
Net income for the year	4.2	4.6
Dividends	(0.8)	(0.8)
Acquisitions, disposals and changes in consolidation method	(0.6)	2.1
Foreign exchange adjustments	(1.2)	(0.6)
At 31 December	**21.9**	**20.3**

15. *Provisions for risks and charges*

In EUR millions	31.12.2000 proforma unaudited	Increase	Amount utilised	Decrease	31.12.2001
Retirement and assimilated benefits (note 15.1)	**9.7**	0.0	(2.2)	0.0	**7.5**
Demerger related costs	**5.4**	0.0	(5.4)	0.0	**0.0**
Losses on pig contracts	**3.6**	0.0	(3.4)	0.0	**0.2**
Restructuring costs	**0.0**	1.4	(0.3)	0.0	**1.1**
Other	**3.2**	0.0	(1.8)	0.0	**1.4**
TOTAL	**21.9**	**1.4**	**(13.1)**	**0.0**	**10.2**

Except for restructuring costs, the movements for the period were accounted for as operating income (expenses) in the income statement. The provision for restructuring costs is included in exceptional items.

15.1 Retirement benefits, termination benefits, medical care, life insurance and other assimilated benefits

Every company of the Group employing more than 20 people has been subject to an actuarial valuation for its obligation for the above benefits. For 1 January 2001, a uniform actuarial framework (assumptions and methods) has been defined by the Group, with the support of external experts for these types of valuations.

The following table provides details on the financial position as of 31 December 2001.

(in EUR millions)	*Fair value of plan assets*	*Present value of the obligation*	*Financial position Surplus/(Deficit)*
Retirement benefits	18.6	24.1	(5.5)
Post employment medical care and life insurance	—	0.2	(0.2)
Other long-term benefits	—	1.8	(1.8)
Total	**18.6**	**26.1**	**(7.5)**

As a result of the demerger, the change to a defined contribution plan at Vigortone and SCA in the United States and the divestment of Centralvet as per 1 January 2001, the provision was reduced by EUR 4 million as per that date.

In accordance with the accounting policy for:

— retirement benefits;

— post employment medical care and life insurance;

— termination benefits for the Italian companies.

the experienced gains and losses and the effects of changes in retirement benefits are not immediately recognised on the balance sheet. For these plans, the experienced gains and losses outside a corridor of 10% are spread over the expected average remaining lifetime of existing employees and the plan changes over the vesting period.

The balance sheet allowance and the unrecognised items can be analysed as follows:

(in EUR millions)	*Unrecognised Experienced Gains/(losses)*	*Unrecognised Plan changes Gains/(losses)*	*Accrued Allowances Assets/(liabilities)*
Retirement benefits	0.6	—	(6.1)
Post employment medical care and life insurance	—	—	(0.2)
Other long-term benefits	—	—	(1.8)
Total	**0.6**	**—**	**(8.1)**

The accrued pension provision as at 31 December 2001 was EUR 8.1 million, of which EUR 6.1 million are related to retirement benefits.

The average annual actuarial rates used are the following:

	Retirement	*Medical care*
Discount rate	5.9%	11.0%
Future increase of salaries	3.7%	6.0%

They correspond to the average rates used to make each valuation, weighted by the present value of the obligations.

15.2 Restructuring costs

Restructuring costs provided for at December 31, 2001 amounted to EUR 1.1 million.

These restructuring costs in the US are the result of the integration and rationalization of Vigortone, SCA and Akey in the United States that formed the North American Nutrition Company (NANCO) on 1 January 2002.

15.3 Litigation in progress

— Provimi is suing PMAG for misrepresentation of certain contracts related to growing pigs in the acquisition of Vigortone in 1998 and has obtained positive judgement in an US federal court. The case is in appeal.

— Vitamins pertaining to purchases from a cartel formed by Vitamin producers in the 1990's. The cartel was heavily fined by both the US and EU authorities. Provimi is pursuing claims for damages.

— Provimi is pursuing recovery of funds defrauded by a former employee in various civil proceedings and investigations.

— To the Company's knowledge, there is no other event or litigation in progress likely to have a significant impact on the financial situation, on results, activity or assets of the Company or Group.

16. *Financial borrowings*

16.1 Main features

The Group's principal sources of funding are a syndicated loan of EUR 550 million and bank credit:

— *The Syndicated loan:* is a three-year committed facility by Société Générale, BNP-Paribas, Mediobanca and Unicredito. Draw downs can be made by several group companies notably Provimi SA, France; Provimi Holding BV and Mervo, the Netherlands; Nutral, Spain and Laboratoires Neolait, France. The facility expires on 30 June 2004. Drawings are made on a monthly roll-over basis.

As at December 31, 2001 EUR 485.0 million were drawn.

— *Bank credit:* the balance of the Group's funding requirement is met by bank borrowings. These include short term loans in various Group companies notably Poland, Argentina, Greece, the Czech Republic, Chile, the Netherlands and Hungary short-term cash adjustments, local overdraft facilities, notably in countries having maintained exchange controls (Poland, Bulgaria, etc.). Outstanding as of 31 December, 2001 is EUR 48.6 millions.

16.2 Schedule of financial debt

(in EUR millions)	*Syndicated loan*	*Other borrowings*	*Total 31.12.2001*	*31.12.2000 proforma unaudited*
Less than 1 year	—	40.0	40.0	—
One to 5 years	485.0	3.4	488.4	—
More than 5 years	—	5.2	5.2	—
Total	**485.0**	**48.6**	**533.6**	**491.0**(1)

(1) For the position at 1 January 2001 a split between short and long term is not possible because Provimi's finances were integrated in the EBS group financing structure as of 31 December 2000.

The drawings on the syndicated loan are all in euros against a variable (EURIBOR plus 0.9) rate.

16.3 Repayments and new borrowings

Schedule of drawdowns of the Syndicated loan

(in EUR millions)

Date	*Description*	*Amount*	*Date*	*Description*	*Amount*
02.07.2001	Initial draw	490.0	06.08.2001	Repayment 1	20.0
16.07.2001	Second draw	25.0	13.09.2001	Repayment 2	5.0
27.09.2001	Third draw	25.0	15.10.2001	Repayment 3	15.0
			15.11.2001	Repayment 4	5.0
			17.12.2001	Repayment 5	5.0
			28.12.2001	Repayment 6	5.0
Total		**540.0**			**55.0**

16.4 Net indebtedness

(in EUR millions)	*31.12.2001*
Financial borrowings	494.7
Other long term financial assets	(2.1)
Short term financial liabilities	38.9
Cash and cash equivalents	(59.6)
Total	**471.9**

— Cash and cash equivalents include EUR 57.3 million of bank account deposits and EUR 2.3 million of fixed-term deposits (less than three months). The cash and cash equivalents are spread out over many countries and are not covered by any specific exchange rate hedging instruments. Financial borrowings and short-term financial liabilities are mainly in euros.

— Net financial expense, which amounted to EUR 43.1 million (in 2000: EUR 31.7 million), corresponds primarily to interest expense of EUR 35.0 million on financial borrowings as described in note 16.1, and also includes cash (each payment) discounts mainly in the United States, Hungary and Denmark, and exchange losses, especially for the Brazilian, Hungarian and Romanian subsidiaries.

— Sensitivity to interest rate movements

The largest part of the borrowings is at variable rates between spot and three-months interbank offered rates plus a margin. On the basis of net indebtedness as of 31 December 2000 and of the breakdown between fixed rate and floating rate debt, a 1% generalised variation of interest rates in the Group's principal currencies of indebtedness would have an impact of EUR 5 million on net financial expense. Such estimation does not take into account the purchase of interest rate caps which can contribute to reducing significantly the impact of increases in interest rate hikes.

— Financial instruments

The company currently does not utilise any financial instruments other than foreign exchange swaps.

The table below details the currency swaps by currency at 31 December 2001. They all mature on or before 28 February 2002:

Currency	*Notional amount (in swap currency)*	*Negotiated amount (in EUR)*	*Forward amount (including interest in EUR)*
DKK	72,095,473.82	9,684,261.42	9,764,691.47
AUD	11,083,011.14	6,340,395.39	6,315,459.20
USD	42,002,242.33	47,678,248.05	47,841,889.87
CHF	1,100,000.00	741,040.15	744,332.75
GBP	5,500,000.00	9,040,105.19	9,080,125.24

17. *Other liabilities*

(in EUR millions)	*31.12.2001*	*31.12.2000 pro-forma unaudited*
Other operating payables	23.2	21.2
Accrued vacation, salaries & wages	17.0	15.0
Social security & taxes payable	23.9	18.8
Total	**64.1**	**55.0**

18. *Analysis of net sales and operating profit*

18.1 By geographical area

(in EUR millions)	*U.S.A*	*France*	*Other EU countries*	*Central and Eastern Europe*	*Rest of the world*	*Total*
2001						
Sales	260.1	147.6	467.1	436.5	189.3	**1,500.6**
Operating profit	20.6	16.4	9.2	38.1	11.1	**95.4**
2000 Proforma unaudited						
Sales	245.9	137.4	457.0	335.0	172.0	**1,347.3**
Operating profit	17.8	11.2	24.3	24.5	9.8	**87.6**

18.2 Other operating revenues

(in EUR millions)	*31.12.2001*	*31.12.2000 proforma unaudited*
Depreciation of operating subsidies	0.2	—
Other revenues	—	0.4
Total	**0.2**	**0.4**

19. *Research and development expenditures*

In 2001, EUR 3 million of central research, product development and co-ordination costs were charged through the income statement. It is estimated that a total of EUR 15 million was spent on research, product development and technical support throughout the Group in 2001.

20. *Exceptional items*

(in EUR millions)	*31.12.2001*	*31.12.2000 proforma unaudited*
Vitamin claim income	10.8	—
Sale of treasury shares	5.6	—
Demerger costs	(7.8)	—
Restructuring	(6.1)	—
Capital gains (losses) on sale of asset	(2.1)	1.6
Employee profit sharing	(1.0)	(0.8)
Provision for Future Beef	(1.4)	—
Other revenues (expenses) — net	(1.6)	(2.7)
Total	**(3.6)**	**(1.9)**

Claim income has been booked related to action being taken in the United States against Vitamin suppliers: cash proceeds were received in 2001 and the remaining amount will be settled in 2002.

The restructuring programmes relate primarily to expenses for the closure of three Vigortone plants and the reorganisation of the US operations. Losses on sale of assets primarily relate to disposals of buildings and machinery & equipment related to plant closures in the Netherlands and Ireland. Demerger related costs are principally for fees for the setting up of the syndicated loan (4.7 Mio EUR), and legal and tax fees related to the demerger process.

21. *Corporate income taxes*

21.1 Income taxes analysis

(in EUR millions)	*31.12.2001*	*31.12.2000 proforma unaudited*
Current taxes	(15.4)	(15.0)
Deferred taxes	(0.3)	(2.6)
Total	**(15.7)**	**(17.6)**

The income tax charge (including deferred taxes) in France includes the French extraordinary tax surcharge instituted in 1995 and the new "social contribution" of 3.3% instituted on 1 January 2000.

Important deferred tax assets are booked in Provimi SA, France (EUR 3.4 Million), Protector SA/NV, Belgium (EUR 4.3 Million), Vigortone, USA (EUR 6.9 Million) and Poland (EUR 1.3 Million).

21.2 Effective tax rate analysis (in %)

The effective tax rate in 2001 pre goodwill was 32.1% (32.6% in 2000), analysed as follows:

(in %)	*31.12.2001*	*31.12.2000 proforma unaudited*
Legal tax rate in France	36.4	36.4
Effect of lower tax rates in foreign countries	(5.5)	(4.3)
Utilisation of losses carried forward	2.6	
Adjustments prior periods	0.4	
Other	(1.8)	0.5
Effective tax rate (%)	**32.1**	**32.6**

22. *Income from companies accounted for by the equity method*

Income from companies accounted for by the equity method totalled EUR 0.3 million and stemmed largely from Rolimpex, Poland (EUR 0 million in 2000:).

23. *Commitments and contingent liabilities*

(in EUR millions)	*2001*	*Maturing*
Guarantees given, of which:	**47.4**	
Mortgages on industrial sites	13.2	> 5 years
Bank guarantees(1)	13.6	2002
Pledges on receivables and stocks(1)	12.1	2002
Other	8.5	2002 — 2004
Commitments in connection with commodity contracts, of which	**57.4**	
Raw material purchases(2)	55.0	2002
Other	2.4	2002
Operating lease agreements(3)	**14.8**	
Option given to the acquirer of Centralvet to re-sell the plant to Provimi	**5.5**	2007
Tax risks(4), of which	**57.0**	
Tax representation of Montedison in France	45.0	2002
Other	12.0	2002 — 2006
Commitments to repurchase minority shareholder stakes(5), of which	**18.4**	2002
Nutron (Brazil) 25%		2002
Alitec (Chile) 49%		2002
Provimi Gan Yu (China) 20%		2002
Nutritecnica (Portugal) 30%		2002
Other commitments, of which	**23.9**	
Italy(6)	3.6	2002
USA(7)	2.8	2002
Chile(8)	9.5	2002
Foreign exchange hedging(9)	8.0	2002

(1) Renewable.

(2) Most purchases are firm orders except in Poland. At 31 December 2001, there were three optional contracts in that country for a total of 5,580 tons of grain at an exercise price of USD 20 per ton and a merchandise value of approximately USD 200 per ton.

(3) Miscellaneous contracts for terms of 1 to 4 years, mainly for vehicles, forklift trucks and a few pieces of equipment.

(4) After the closing date, the French tax authorities approved the transfer of the tax representation of Montedison in France to a company outside the Provimi Group.

(5) These repurchase commitments are "put options" granted to minority shareholders at the time of the purchase of the minority stake. The percentage of capital involved in the commitment is stated next to the subsidiary's name. These options will be exercised during the first half of 2002.

(6) Contract with the previous owner for the sale of cat and dog food.

(7) Supply contract.

(8) Purchase of fixed assets

(9) Mainly the renewable hedging of local currencies against the dollar in Poland, France, South Africa, the Netherlands and Brazil.

As a result of the demerger agreement Provimi is jointly liable for all former EBS liabilities which cannot be attributed directly to Provimi, Cereol, Cerestar or Béghin-Say. Management is not aware of any current or latent liabilities in this respect, which have not been already reflected in the financial statements. EBS sold Ducros and its subsidiaries to the McCormick Group during 2000. The sale agreement contained a price revision clause that has since been invoked by McCormick in its notification to EBS, whose Cereol subsidiary, which acquired the Group's food oils business, has taken over its commitment. Furthermore, McCormick has also lodged an objection against Béghin-Say, Cereol, Cerestar and Provimi, the four new companies created pursuant to the demerger of EBS. Under the demerger agreement, Cereol took over a USD 164 million loan obtained via a private placement with US investors. Some lenders have also lodged an objection against the four new companies created pursuant to the demerger of EBS. Cereol repaid the loan in late 2001.

24. *Employment*

24.1 Staff level by category

	31.12.2001	31.12.2000 pro-forma unaudited
Senior management	34	63
Other managers	1,099	1,120
Office staff/supervisors	2,415	2,120
Plant workers	2,826	2,638
Total	**6,374**	**5,941**

The 2001/2000 increase in staff levels primarily reflects acquisitions and internal growth particularly in Central and Eastern Europe and Brazil. In the United States and the Netherlands reorganisations led to a reduction in employees.

24.2 Remuneration of the Board of Directors

(in EUR millions)	*2001*
Board of Directors	1.6

The remuneration of the Board of Directors includes all amounts paid directly or indirectly by the Provimi Group.

The Extraordinary Shareholders' Meeting of 30 June 2001 approved a stock option plan and 144,100 stock options were awarded to certain senior managers during the Board Meeting of 10 September 2001. No options were exercised during the year.

25. *Segment information by geography*

(in EUR millions)	*United States*	*France*	*Rest of EU*	*Central and Eastern Europe*	*Rest of the world*	*Total*
2001						
Net Sales	267.4	159.1	545.1	550.9	189.7	1,712.2
Intra-group Sales	(7.3)	(11.5)	(78.0)	(114.4)	(0.4)	(211.6)
Third party net Sales	260.1	147.6	467.1	436.5	189.3	1,500.6
Operating income	20.6	16.4	9.2	38.1	11.1	95.4
Operating income/net Sales (%)	7.9	11.1	2.0	8.7	5.9	6.4
Property. plant & equipment	30.3	20.1	74.6	55.2	26.9	207.1
Capital expenditure	1.7	3.5	17.4	7.7	6.9	37.2
Goodwill	115.6	60.8	151.4	197.9	65.4	591.1
Staff level (persons)	570	687	1,248	2,535	1,334	6,374
2000 Pro-Forma Unaudited						
Net Sales			Not available in proforma format			
Intra-group Sales						
Third party net Sales	245.9	137.4	457.0	335.0	172.0	1,347.3
Operating income	17.8	11.2	24.3	24.5	9.8	87.6
Operating income/net sales (%)	7.2	8.2	5.3	7.3	5.7	6.5
Property. plant & equipment	33.5	18.8	71.2	47.8	21.0	192.3
Capital expenditure	1.7	4.5	14.4	4.2	5.7	30.5
Goodwill	115.5	60.8	151.3	197.8	65.4	590.8
Staff level (persons)	587	646	1,317	2,265	1,126	5,941

26. *Subsequent events*

After 1 January 2002 Provimi concluded the purchase of 51% of Peter Hand a company producing premixes and concentrates located in China (Nanning, Chongqing) and Vietnam (Hanoi, Ho Chi Min ville). It also took 100% control of SanoGold a premix producer in Aalen, Germany and it acquired the assets of Comptoir de Gives a mineral block producer in Huy / Ben-Ahin, Belgium.

In March 2002, the Company's credit rating was changed by Standard & Poor's from BBB– to BB+.

Early in April approval of the fiscal authorities was obtained to transfer the tax representations for Montedison in France (EUR 45 million) to a Company outside the Provimi Group.

27. *Company in which the financial statements of the Group are consolidated*

The Provimi group is consolidated into Montedison, Milan, Italy that holds 53.7% of the Provimi shares.

Auditors' report

on the consolidated financial statements

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of PROVIMI SA for the year ended 31 December 2001.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 December 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed the procedures required by law on the financial information given in the report of the Board of Directors on the Group. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, 14 March 2002
The Statutory Auditors

GRAMET NAHUM & ASSOCIÉS — William NAHUM

DELOITTE TOUCHE TOHMATSU — Alan GLEN, Dominique EVRARD

Free translation of French original for information purposes.

V.3. Statutory Financial Statements of Provimi S.A. for the Year Ending 31 December 2001

Balance Sheet at 31 December 2001
(In EUR thousands)

	31.12.2001			31.12.2000
	Gross	*Amortisation Provisions*	*Net*	*Net*
Assets				
Intangible Assets				
Other intangible assets	0	0	0	0
Total	**0**	**0**	**0**	**0**
Tangible Assets:				
Buildings	0	0	0	0
Plants and equipment	0	0	0	0
Other tangible assets	0	0	0	0
Assets in process	0	0	0	0
Total	**0**	**0**	**0**	**0**
Financial Assets:				
Equity investments	917,707		917,707	0
Receivables from equity interests	346,781		346,781	0
Deposits and sureties	1,000		1,000	0
Total	**1,265,488**	**0**	**1,265,488**	**0**
Fixed Assets	1,265,488	0	1,265,488	0
Inventories	0	0	0	0
Receivables:				
Trade receivables and related accounts	12,203		12,203	0
Receivables from suppliers	15		15	
Corporate income tax on earnings	2,016		2,016	
VAT receivable	1,007		1,007	
Other receivables	4,317	2,211	2,106	
Cash and Cash Equivalents	1,630		1,630	586
Current Assets	21,188	2,211	18,977	586
Currency Translation Adjustment	5,921		5,921	0
Total Assets	**1,292,597**	**2,211**	**1,290,386**	**586**

	31.12.2001	31.12.2000
Liabilities		
Shareholders' equity:		
Share Capital	26,094	444
Share premium	459,510	1
Legal Reserves	236	258
Retained earnings	(124)	(135)
Income for the year	332,391	11
Shareholders' equity	**818,107**	**579**
Provisions for risks and charges	8,388	
Provisions for risks and charges	**8,388**	
Debt:		
Long-term Bank Loans	370,000	
Short-term loans and accrued interest	1,488	
Borrowings from affiliates:		
Affiliated companies (Long-term)	10,569	
Affiliated companies (Short-term)	66,653	
Supplier payables and related accounts	2,481	2
Income and social security taxes		
Income tax on earnings		4
Other tax and social security debt	3	
Other Accrued Payables	12,697	1
Debt	**463,891**	**7**
Currency translation adjustment		
Total liabilities	**1,290,386**	**586**

Statement of Income for the year ending 31 December 2001

in EUR thousands	*January 1st 31.12.2001*	*31.12.2000*
Operating income:		
Production of goods & services sold	4,127	0
Logo royalties	2,627	
Net sales	**6,754**	**0**
Other income	4,314	0
Transfers of charges	1,116	0
Total operating income	**12,184**	**0**
Operating expenses:		
External expenses	3,065	4
Taxes and VAT	(98)	
Personnel expenses	2,476	
Other expenses	147	
Total operating expenses	**5,590**	**4**
Operating income	6,594	(4)
Financial income	323,497	22
Pre-tax income	330,091	18
Exceptional income	12,658	0
Exceptional expenses	10,358	0
Exceptional items (net)	2,300	0
Tax on earnings		7
Net income for the year	**332,391**	**11**

Appropriation of earnings

The profit for the year was EUR 332,391,302.46.

After allocating EUR 2,373,298.46 to the legal reserve so that it equals 10% of the capital stock, and prior retained earnings of EUR –123,632,33, the total remaining to be appropriated is EUR 329,894,371.67.

The following appropriation was decided by the shareholders' meeting held on 6 May 2002.

Dividend	EUR 5,218,873.80
Retained earnings	EUR 324,675,497.87

The dividend represents a net amount of EUR 0.20 per share with the corresponding tax credit.

The earnings corresponding to the dividends not paid on treasury shares held by the company on the date of the dividend payment shall be assigned to the retained earnings account.

We remind you that no dividend has been distributed for the last three years.

NOTES

1. Significant events for the year

The Société Financière Tronchet received the animal nutrition business segment from Eridania Beghin-Say on 30 June, 2001, effective retroactively to 1 January, 2001, for a net asset value of EUR 485.1 million. At this time, it changed its name to become PROVIMI SA.

2. Accounting rules and principles

a) Closing date

The financial statements were prepared on the closing date of 31 December, 2001.

b) General Principles Applied

The statements were prepared in accordance with French GAAP including the following basic assumptions:

- continuity of operations;
- permanence of accounting methods from one year to the next;
- independence of fiscal year, and in accordance with the accounting principles, standards and methods defined by the 1999 general accounting plan in accordance with regulation CRC 99-03.

The historic cost method was used to value the elements recorded in the accounts.

c) Financial assets

Investment securities and other long-term securities are recorded at acquisition cost. Acquisition costs that do not represent a market value are excluded and are recorded as expenses.

Investment securities and long-term securities are valued based on the cost of acquisition, i.e. the values at which they were contributed.

Long-term financial assets include loans to affiliates.

d) Trade receivables

Receivables are recorded at their face value.

e) Financial instruments

The company makes some currency loans in order to finance its subsidiaries. These transactions are financed through currency borrowings, or through swaps. As a result, the currency risk carried by the company is close to zero.

Management policy:

Currency risks are managed by Central Treasury Group.

f) Conversion of debt and receivables into foreign currencies

Debts and receivables are converted into currencies as follows:

- conversion of all debt and receivables denominated in currencies at the rates in effect on 31 December
- variances from the original values are recorded in the asset or liability adjustment accounts (unrealised loss accounts),
- a provision for currency risk is established for underlying losses

3. Fixed Assets

(in EUR thousands)	*31.12.2000*	*Increases*	*Decreases*	*31.12.2001*
Long-term financial assets:				
Equity interests	—	1,363,060	445,353	917,707
Receivables from equity interests	—	611,421	264,640	346,781
Deposits and sureties	—	1,000	—	1,000
Total Gross value	—	**1,975,481**	**709,993**	**1,265,488**
Provisions	—	—	—	—
Total Net Value	—	**1,975,481**	**709,993**	**1,265,488**

Table of subsidiaries and equity interests
(in EUR millions)

		Book value of securities held			
Subsidiary	*Capital*	*Share of capital held (%)*	*Gross*	*Net*	*Profit or loss from last year closed*
Laboratoires Neolait	30.2	100%	65.5	65.5	14.3
Provimi Holding BV	323.8	100%	850.5	850.5	119.2
Cereplus	0.1	25%	0.1	0.1	0.2
Eribins	6.0	25%	1.5	1.5	0.5
Other	—	—	0.1	0.1	—
Total			**917.7**	**917.7**	

4. Maturities for current assets

(in EUR thousands)	*Gross*	*Less than 1 year*	*More than 1 year*
Operating receivables	12,203	12,203	—
Other receivables	7,355	7,355	—
Total	**19,558**	**19,558**	—

5. Adjustment accounts

This item consists only of the positive currency translation differential resulting from underlying losses on loans to subsidiaries, borrowings and current swap transactions. A provision for an underlying currency loss was funded in an identical amount.

6. Change in shareholders' equity

(in EUR thousands)	*31.12.2000*	*Increase*	*Decrease*	*31.12.2001*
Capital stock	443.80	25,650.60		26,094.40
Legal reserve	258.10		(22.00)	236.10
Contribution premium	0.70	459,508.90		459,509.60
Retained earnings	(135.20)	11.60		(123.60)
Income for the period	11.60	332,391.30	(11.60)	332,391.30
Shareholders' equity at year end	**579.00**	**817,562.40**	**(33.60)**	**818,107.80**

7. Structure of the company's capital

(in EUR thousands)	*Number of shares*	*Nominal value*	*Total*
At beginning of year (in FRF)	29,110	100.00	2,911.000
At beginning of year (in EUR)	**29,110**	**15.24**	**443.779**
Capital increase (conversion of capital into euros and reduction of par value)			21,981
After capital increase and reduction in par value	465,760	1	465,760
Capital increase (share issue in consideration for contribution)	25,628,609	1	25,628,609
At year end	**26,094,369**	**1**	**26,094,369**

On March 30, 2001, the Extraordinary Shareholders' Meeting approved the conversion of the capital stock into euros, a capital increase by capitalizing reserves related to rounding off the par value to EUR 16, and the 16 for 1 split in the stock. As of this date, the capital stock consists of 465,760 shares with a par value of EUR 1.

On 30 June 2001, Provimi S.A. received, effective retroactively to January 1, 2001, the entire "Animal Nutrition" branch of Eridiania Béghin-Say. In consideration for this contribution, its capital stock was increased by EUR 25,628,609 million through the issue of 25,628,609 shares with a par value of 1 euro.

Therefore, as of this date, the capital stock is composed of 26,094,369 shares with a par value of 1 euro.

The market valuation of the 144,100 treasury shares held by the company (valued at the last known trading price, which was EUR 21.32 at 28 December 2001), is EUR 3,072,212 euros.

8. Statement of provisions

(in thousands of euros)	*31.12.2000*	*Allocations for the year*	*Write-backs for the year*	*31.12.2001*
Regulated provisions	—	—	—	—
Provisions for risks and charges	—	8,388	—	8,388
Provisions for depreciation of financial long-term assets	—	—	—	—
Provisions for depreciation of trade and other receivables	—	2,211	—	2,211
Provisions for depreciation of investement securities	—	—	—	—
Total	**—**	**10,599**	**—**	**10,599**
Operating provisions	—	—	—	—
Financial provisions	—	8,388	—	8,388
Extraordinary provisions	—	2,211	—	2,211
Annual Flat Rate Tax	—	—	—	—

The provisions for risks and charges primarily record a provision for currency risk.

9. Debt maturities at year end

(in EUR thousands)	*Total*	*– 1 year*	*1 à 5 yrs*	*+ 5 years*
Financial debt	**448,710**	**68,850**	**370,000**	**9,860**
Credit institutions	371,488	1,488	370,000	—
Affiliated companies (LT)	10,569	709	—	9,860
Affiliated companies (ST)	66,653	66,653	—	—
Operating debt	**17,648**	**17,648**	**—**	**—**
Affiliated companies	9,381	9,381	—	—
Other debt	8,267	8,267	—	—

The debt contracted by the company is as follows:

- Syndicated issue in the amount of EUR 550 million, and remunerated at the Euribor rate + 0.9.

  At 31 December, 2001, the issue totaled EUR 370 millions.

- Loan from Nutec for the amount of 6 million pounds sterling, which was EUR 9.9 million as of 31 December, 2001, remunerated at the rate of 4.7475%.

10. Details of accounts related to affiliated companies

(in EUR millions)	*Amount*
Assets	
Financial long-term assets	1,264.5
Operating receivables	12.2
Other receivables	2.5
Total	**1,279.2**
(in EUR thousands)	
Expenses:	
Operating expenses	7.1
Financial expenses	13.2
Total	**20.3**
(in EUR millions)	
Liabilities	
Financial debt	77.3
Operating debt	9.3
Other debt	—
Total	**86.6**
(in EUR thousands)	
Income:	
Operating income	6.8
Financial income	372.0
Total	**378.8**

11. Breakdown of sales revenues

Sales revenues for Provimi S.A. consists of invoices for services rendered to its subsidiaries and use of the logo.

(in EUR thousands)	*2001*	*2000*
Management fees	4,026	N/A
Logo fees	2,627	N/A
Other invoices	101	N/A
Total	**6,754**	

12. Financial income

During the financial year, as part of the internal restructuring of the Group's debt, Provimi Holding BV, the company which holds the shares of non-French subsidiaries, distributed EUR 320 million of its share premium generated in 1998 following the internal transfer to Provimi Holding BV of group company shares previously held by Provimi Investment BV. This distribution was therefore recognised as financial income in the company's financial statements.

13. Exceptional Income

Exceptional income on disposals of securities

(in EUR thousands)	*2001* Income	Expenses	Result
PSA	6,045	419	5,626
NAF	444,906	437,174	7,732
Other	7,060	7,760	(700)
Total	**458,011**	**445,353**	**12,658**
Other extraordinary expenses			(490)
Charges related to split			(7,658)
Provision for depreciation of Cereol claim			(2,210)
Total			**(10,358)**
Total Exceptional Income			**2,300**

14. Taxes

The tax deficit is EUR 13.4 million, which can be carried forward until 31.12.2006. The company has not recorded deferred taxes.

15. Other information

a) Off-Balance Sheet Commitments

Provimi SA is jointly and severally responsible with Celtic Investissement Laboratoires Néolait, Provimi Holding BV and Nutral for the repayment of the Syndicated Loan up to an amount of EUR 550 million.

The company's other off-balance sheet commitments are not significant.

b) Directors' fees paid to directors of Provimi S.A.

Director's fees in the amount of EUR 84,790 were paid to these persons for their duties in 2001.

c) Management compensation

Executive officers received compensation totaling EUR 1.6 million for fiscal year 2001 from Group Companies.

d) Identity of the consolidating company

The company's accounts are consolidated by Montedison S.p.A., with headquarters in Milan, Italy.

AUDITORS' REPORT

Statutory financial Statements of PROVIMI S.A.
Financial year-ended 31 December 2001

In accordance with our appointment as auditors by your General Meeting, we hereby report to you for the financial year ended 31 December 2001, on:

— the audit of the accompanying financial statements of Provimi S.A., established in euros,

— the specific procedures and disclosures required by law.

These annual financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets, and liabilities of the Company as at 31 December 2001, and the results of its operations for the year then ended in accordance with French accounting principles.

2. Specific procedures and disclosures

We have also performed other procedures as required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the annual financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating, cross shareholdings and controlling interests, and to the percentage interests and votes held by shareholders.

Neuilly-sur-Seine and Paris, 14 March 2002
The Statutory Auditors

Deloitte Touche Tohmatsu
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine

Alan Glen Dominique Evrard

Gramet Nahum et Associés
4, avenue Hoche
75008 Paris

William Nahum

Free translation of French original for information purposes.

AUDITORS' SPECIAL REPORT
ON AGREEMENTS INVOLVING DIRECTORS OF THE COMPANY

Year-ended 31 December 2001

In accordance with our appointment as auditors of your company, we report on the agreements involving directors of the company for the year ended 31 December 2001.

Pursuant to Article L.225-40 of the Commercial Code, we have been informed of the agreements which have been subject to prior authorisation of the Board of Directors. The terms of our engagement do not require us to identify any other such agreements but to communicate to you, based on information provided to us, the principal terms and conditions of the agreements brought to our attention, without expressing an opinion on their utility or appropriateness. It is your responsibility, pursuant to Article 92 of the Decree of 23 March 1967, to assess the utility of these agreements for the purpose of approving them.

We conducted our procedures in accordance with the professional standards applicable in France; these standards require that we agree the information provided to us with relevant source documentation.

The agreements concluded and subjected to prior authorisation are as follows:

1. Tax representation — contract of guarantee

Director concerned: Guido Angiolini
Parties concerned are Provimi SA and Montedison SpA. Montedison is the majority shareholder of Provimi and holds voting rights in excess of 5%. The purpose of the agreement is for Provimi SA to be the tax representative of Montedison in France.
Agreement signed on 6 February 2002 with retroactive effect to 24 July 2001.
Authorised by the Board of Directors on 6 February 2002.

2. Agreement related to the financial debt of EBS

Directors concerned: Enrico Bondi, Stefano Meloni, Angelo Triulzi
The parties concerned are Provimi SA, Cereol SA, Cerestar SA and Béghin-Say SA.
The purpose of the agreement, concluded in accordance with Article 6.1.1 of the demerger agreement, relates to the way in which the financial debt contracted by EBS SA between 1 January 2001 and 30 June 2001 will be shared between and reimbursed by the companies resulting from the demerger.
Agreement signed on 28 June 2001.
Authorised by the Board of Directors on 2 July 2001.

3. Syndicated Revolving Facility

Director concerned: Wim Troost
The parties concerned are Provimi SA and Celtic Investissements, Laboratoires Néolait, Provimi Holding BV and Nutral, as well as a banking consortium led by BNP Paribas. The purpose of the agreement is a banking facility for a maximum of EUR 550,000,000 accompanied by joint and several guarantees to repay issued by the companies concerned.
Agreement signed on 27 June 2001.
Authorised by the Board of Directors on 25 June 2001.

Neuilly-sur-Seine and Paris, 14 March 2002
The Statutory Auditors

Deloitte Touche Tohmatsu
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine

Alan Glen   Dominique Evrard

Gramet Nahum et Associés
4, avenue Hoche
75008 Paris

William Nahum

Free translation of French original for information purposes.

V.4. CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS TO 30 JUNE 2002

Assets
(in EUR millions)

	30/06/2002	*30/06/2001*	*31/12/2001*
Intangible assets	41.8	38.5	40.8
Goodwill	586.5	568.1	591.1
Property, plant & equipment	200.4	201.4	207.1
Long-term investments:			
Equity method investments	3.2	2.1	5.0
Non-consolidated investments	1.3	23.9	1.7
Other financial assets	4.2	47.5	5.7
Total fixed assets	**837.4**	**881.5**	**851.4**
Deferred tax assets	22.5	0.0	22.6
Inventories and work-in-process	109.7	135.6	124.6
Trade receivables, net of allowances	188.7	218.5	203.9
Other current assets	46.4	68.9	66.5
Cash and cash equivalents	68.3	62.0	59.6
Total current assets	**435.6**	**485.0**	**477.2**
Total assets	**1,273.0**	**1,366.5**	**1,328.6**

Liabilities and Shareholders' Equity
(in EUR millions)

	30/06/2002	*30/06/2001*	*31/12/2001*
Share Capital	26.1	26.1	26.1
Share premium	473.4	473.4	473.4
Treasury shares	0.0	(0.6)	0.0
Retained earnings	(5.9)	(13.9)	(14.7)
Consolidated net income	8.4	5.6	14.2
Cumulative exchange adjustment	0.4	17.4	15.2
Shareholders' equity	502.4	508.0	514.2
Minority interests	12.1	24.0	21.9
Total shareholders' equity and minority interests	**514.5**	**532.0**	**536.1**
Investment subsidies	1.3	2.6	1.4
Deferred tax liabilities	5.9	(7.0)	6.0
Provisions for risks and charges	11.8	0.0	10.2
Liabilities:			
Financial borrowings	523.6	603.4	533.6
Trade payables	135.0	163.9	177.2
Other liabilities	80.9	71.6	64.1
Total liabilities	**758.5**	**834.5**	**792.5**
Total liabilities & shareholders' equity	**1,273.0**	**1,366.5**	**1,328.6**

Income Statement
(in EUR thousands)

	30/06/2002	*30/06/2001*	*31/12/2001*
Revenues:			
Net Sales	710.4	752.2	1,500.6
Other operating revenues	0.1	0.2	0.2
Total revenues	**710.5**	**752.4**	**1,500.8**
Operating expenses:			
Purchases and changes in inventories	459.8	516.4	1,043.8
Taxes not related to income	3.8	0.0	10.5
Payroll expenses	92.4	82.1	162.2
Depreciation and amortisation	13.6	13.0	26.5
Other operating expenses	93.2	97.0	162.4
Total operating expenses	**662.8**	**708.5**	**1,405.4**
Operating profit	**47.7**	**43.9**	**95.4**
Net financial expenses	(20.3)	(22.8)	(43.1)
Pre-tax income from continuing operations	27.4	21.1	52.3
Exceptional items	(2.4)	(3.1)	(3.6)
Corporate income taxes	(7.9)	(1.7)	(15.7)
Net income of fully consolidated companies	**17.1**	**16.3**	**33.0**
Group share of income from companies consolidated by the equity method	0.0	0.0	0.3
Goodwill amortisation	(7.6)	(8.0)	(14.9)
Net income before minority interests	9.5	8.3	18.4
Minority interests	(1.1)	(2.7)	(4.2)
Net income — group share	8.4	5.6	14.2
Net earnings per share (in euros)	0.33	0.22	0.55
Average number of shares (including non-voting shares)	25,950,269	25,628,609	25,646,767

Changes in shareholders' equity — group share
(in EUR millions)

	30/06/2002	*30/06/2001*	*31/12/2001*
Shareholders' equity — group share at beginning of the period	514.2	0.5	0.5
Demerger effect	0.0	499.1	499.1
Dividends distributed	(5.2)	(13.9)	(14.7)
Net income for the period	8.4	5.6	14.2
Other	(0.2)	(0.6)	(0.1)
Exchange adjustments	(14.8)	17.3	15.2
Shareholders' equity — group share at end of period	502.4	508.0	514.2

Statement of Cash Flow — consolidated
(in EUR millions)

	30/06/2002	*30/06/2001*	*31/12/2001*
Cash from (for) operations			
Operating profit	47.7	43.9	95.4
Depreciation & Amortisation — related to operations	13.7	12.9	26.2
Charge (release) of operating provisions	3.3	2.1	1.7
Gross operating income	**64.7**	**58.9**	**123.3**
Changes in working capital	(12.0)	(43.5)	12.0
Net cash from operations	**52.7**	**15.4**	**135.3**
Net financial expense	(17.4)	(22.8)	(43.1)
Corporate income taxes	(9.7)	(6.6)	(7.4)
Other expenses paid net	7.5	(0.3)	(20.4)
Total	**33.1**	**(14.3)**	**64.4**
Cash from (used for) investing activities			
Additions to fixed assets	(21.4)	(12.2)	(37.2)
Additions to other assets	0.0	(13.5)	(13.1)
Disposals of assets	2.4	1.6	5.0
Investment subsidies received	0.0	0.3	0.6
(Acquisitions) Disposals of consolidated subsidiaries	(18.0)	(0.5)	(24.2)
Impact of timing differences	0.0	0.0	(1.4)
Total	**(37.0)**	**(24.3)**	**(70.3)**
Cash from (used for) financing activities			
Dividends paid to shareholders	0.0	(13.9)	(13.9)
Dividends paid to minority shareholders of consolidated subsidiaries	(0.1)	(0.1)	(0.8)
Sale of Provimi shares	0.0	0.0	6.0
Increases (reductions) in borrowings	(13.0)	76.5	(0.2)
Total	**(13.1)**	**62.5**	**(8.9)**
Impact of exchange rates variations	**8.7**	**0.6**	**(2.0)**
Net change in cash and cash equivalents	**(8.3)**	**24.5**	**(16.8)**
Cash and cash equivalents at beginning of period	**20.7**	**37.5**	**37.5**
Cash and cash equivalents at end of period	**12.4**	**62.0**	**20.7**

Notes to the consolidated financial statements

1. Accounting policies and valuation methods

The consolidated financial statements for the six months to 30 June 2002 have been prepared using the same accounting policies and valuation methods as those used in the 2001 annual statements of the Provimi group in accordance with regulation number 99-02 of the French Accounting Standards Committee (CRC) and recommendation 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements. The accounts have been prepared under the going concern principle.

2. Exchange rates

The average value of the US dollar and the Polish zloty against the euro for the period ending 30 June 2002 was unchanged compared to the same period of last year. The Argentina peso however lost almost two thirds of its value while the Brazilian real and the Chilean peso declined more than 10% in value versus the euro. The Russian rouble lost 7% and the South African rand was 28% lower. The Hungarian forint and the Czech krona appreciated 7% and 11% respectively. The effect on the operating profit was EUR 0.7 million negative. All major currencies had declined significantly in value against the euro compared with 31 December 2001. The principle ones were the US dollar (–12%), Polish zloty (–14%), Brazilian real (–26%), Chilean peso (–13%), Argentinean peso (–77%), British pound (–6%) and the Russian rouble (–13%). Only the Czech krona appreciated (+9%). The translation loss in the six months ended 30 June 2002 as a result of these exchange rate movements was EUR 14.8 million included in equity.

3. Consolidation scope

The consolidation scope changed as follows:

	Fully consolidated since	*% owned*
Peter Hand, China/Vietnam	01/01/2002	51
Comptoir de Gives, Belgium (asset purchase)	01/01/2002	0.0
SanoGold, Germany	01/01/2002	100

The impact of newly consolidated companies in the first half of 2002 on sales was EUR 8.7 million while the operational profit was EUR 0.7 million.

Purchased minority interests	*Date*	*% acquired*	*% owned*
Nutritecnica, Portugal	April 2002	30	100
Provimi Gan Yu, China	April 2002	20	100
Nutron, Brazil	April 2002	25	100
Alitec, Chile	May 2002	49	100

These companies were already fully consolidated, therefore there was no effect on the balance sheet or profit and loss account except for minority interests.

4. Seasonality

Past experience would indicate that over 50% of the year's sales and operating income occur in the second half of the year.

5. Sector information

(in EUR millions)	*USA*	*France*	*Other EU countries*	*Central & Eastern Europe*	*Rest of the world*	*Total*
2002						
Customer sales	114.8	72.7	226.8	204.6	91.5	710.4
Operating profit	11.1	4.0	9.6	17.7	5.3	47.7
2001						
Customer sales	128.8	72.6	238.3	220.7	91.8	752.2
Operating profit	9.1	5.7	4.3	18.4	6.4	43.9

USA

The strong performance of last year continued with a strengthening of our position in the pork sector and improvements in the dairy sector. Sales decreased and margins improved due to the cancellation of low margin contracts. An on-going reorganisation with 4 plant closures is starting to show results. In July 2002, Sunglo Feeds was acquired, a specialty feed and premix company operating from Kansas.

France

The dairy sector with Neolait performed very well. In the poultry and pork area, profitability was under pressure due to the low animal market prices and some loss of volume. Fish Feed was impacted by the low sea bass and sea bream prices, high raw material cost as well as a loss of exports due to a more stringent credit policy.

Other EU countries

The Netherlands and Belgium overcame the difficulties of last year, Foot and Mouth disease and weak veal calf market prices respectively, with improved operating profit by over EUR 6 million.

Central and Eastern Europe

Pet Food in this region improved markedly in the first 6 months of this year. A capacity expansion at Bohemia Safari in the Czech Republic and improved synergies with the 2001 acquisition of Mika a Spol in the same country were the underlying reasons. Further expansion of this successful co-operation into Hungary, Poland and Russia is currently being implemented. In Complete Feed, the strong performances of Poland and Russia last year levelled off somewhat due to lower meat prices and exchange rates. All other countries in the region saw their operational result improving.

Rest of the world

In spite of the crisis in Argentina, Alimental improved its operational result in euros by expanding in Pet Food and following a very selective sales policy in Premixes. Fish Feed margins in Chile were depressed by very low salmon prices and high raw material costs. Recent increases in fish prices and a new factory that will be operational in November provide reasons for optimism for the season 2002/2003.

In India, product diversification and a reorganisation of sales and marketing led to improved results. The acquisition of Peter Hand (51%) contributed to the results of this region for the first time

6. Group overview

Profit and loss account

Sales in the first 6 months of 2002 decreased by EUR 41.8 million or 5.6% to EUR 710.4 million. This was due to Poland (EUR 31 million) where lower volumes resulted from a more credit selective sales policy and also due to lower raw material prices. Also in Argentina, sales were substantially lower (EUR 6 million) due to the economic crisis and the peso devaluation. In Fish Feed, sales declined as a result of a restrictive credit policy. On a comparable exchange rate, sales were EUR 13.3 million or 2% lower compared to the same period last year.

Operating profit amounted to EUR 47.7 million, an increase of 8.7% over the same period of last year. Results improved substantially in Western Europe in Premixes and Specialties but weakened in the Fish Feed sector where low fish prices and high raw material costs depressed margins on top of a lower volume. In the USA, the operating profit improved by almost 22%. In Central and Eastern Europe, the operating profits were slightly below the level of last year. In the rest of the world, results are below last year mainly due to Fish Feed in Chile, for reasons already mentioned.

Net financial expense was EUR 20.3 million. They include a non-recurring interest income of EUR 2.2 million related to the demerger of EBS in 2001. Costs decreased relative to 2001 due to lower interest rates in the USA, the Eurozone and Poland and a reduction of debt in countries with high interest rates. Financing costs include cash discounts EUR 2.9 million (EUR 2.3 million in 2001) and net exchange losses EUR 5.1 million (EUR 1.0 million in 2001). The exchange losses reflect the impact of recent and continuing depreciation of the Argentinean peso, the Brazilian real and the Russian rouble.

Pre-tax income was EUR 27.4 million up EUR 6.3 million or 29.6% compared to the first half of 2001.

Exceptional items mainly relate to the restructuring and closure of a fourth plant in the US (EUR 1.7 million), disposal of other assets (EUR 0.5 million) costs associated with the sale of the Edison group's shares in Provimi

(EUR 0.5 million) and a capital gain on the sale of the property in Tallagh, Ireland (EUR 1.0 million), a factory that closed last year.

Corporate income taxes amounted to EUR 7.9 million (last year EUR 1.7 million). The tax rate amounts to 31.6% which is slightly below last year's average.

Minority interests were lower due to the increased participation, to 100%, in the subsidiaries in Brazil, Chile, China and Nutritecnica in Portugal.

Balance Sheet

Shareholders' equity decreased to EUR 514.5 million from EUR 536.1 million at 31 December 2001. This reflects the exchange rate translation adjustment of negative EUR 14.8 million, dividends declared but not yet paid of EUR 5.2 million and a decrease in minority interests of EUR 9.8 million partially offset by consolidated net income of EUR 8.4 million.

Goodwill, net, decreased by EUR 4.6 million compared to 31 December 2001. New goodwill arising from acquisitions amounted to EUR 5.7 million and depreciation and other movements represented EUR 10.3 million.

Net debt of the Provimi group was EUR 455.3 million, a decrease of EUR 16.6 million versus 31 December 2001, due to lower working capital and proceeds from litigation (EUR 11.5 million). The debt to total equity ratio stands at 0.89 compared to 0.93 as at 30 June 2001 and 0.88 at 31 December 2001.

The interest cover (operating profit/financial expenses excluding cash discounts and exchange rate items) stood at 3.9 as at 30 June 2002 against 2.3 at 30 June 2001 and 2.7 as at 31 December 2001.

7. Dispute and Litigation

As a result of the demerger agreement, Provimi is jointly liable for all former EBS liabilities which can not be attributed directly to Provimi, Cereol, Cerestar or Béghin-Say. Management is not aware of any current or latent liabilities in this respect, which have not been already reflected in the financial statements. Currently a tax audit is being conducted on EBS, the former parent company. The companies that emerged from EBS (Béghin-Say, Cereol, Cerestar and Provimi) are each responsible for a quarter of any claims resulting from this audit. Management at this moment is not aware of any item that would materially impact Provimi's financial position. EBS sold Ducros and its subsidiaries to the McCormick group during 2000. The sale agreement contained a price revision clause that has since been invoked by McCormick in its notification to EBS, whose Cereol subsidiary, which acquired the group's food oils business, has taken over this commitment. Furthermore, McCormick has also lodged an objection against Béghin-Say, Cereol, Cerestar and Provimi, the four new companies created pursuant to the demerger of EBS.

8. Off-balance sheet commitments

(in EUR millions)	*30/06/2002*	*Term*	*31/12/2001*
Guarantees given, of which	**39.4**		**47.4**
Mortgages on land and buildings	4.0	> 5 yrs	
Pledges on receivables and stocks(1)	10.4	2003	
Parent-company guarantee on a bank loan(2)	10.0	2002	
Customs guarantees for exports(1)	1.8	2003	
Guarantees given to banks for customer loans(1)	6.8	2003	
Performance guarantees for the construction of a factory (Chile)(3)	2.7	2003	
Other	3.7	2002-2004	
Guarantees received from third parties	**0.4**	2003->2 yrs	**0.0**
Company assets held by third parties	**2.1**	2003	**0.0**
Commitments in connection with commodity contracts, of which	**43.5**		**57.4**
Raw material purchases	43.5	2002-2003	
Operating lease agreements(4)	**16.5**		**14.8**
Option given to the acquirer of Centralvet to re-sell the plant to Provimi	**5.5**	2007	**5.5**
Tax risks(5)	**12.0**	2002-2006	**57.0**
Commitments to repurchase minority shareholder stakes	**0.0**		**18.4**
Other commitments, of which	**16.1**		**23.9**
USA(6)	1.7	2002	
Chile(7)	5.2	2002	
Foreign exchange hedging(8)	9.2	2002	
Total	**135.5**		**224.4**

(1) Renewable.

(2) Will be replaced by a letter of credit.

(3) The factory will be finished in October 2002.

(4) Various contracts for terms of 1 to 4 years, mainly for vehicles, forklift trucks and a few pieces of equipment.

(5) In April 2002, the French tax authorities approved the transfer of the tax representation of Montedison in France to a company outside the Provimi Group.

(6) Supply contract.

(7) Purchase agreement against the building of a factory.

(8) Mainly the renewable hedging of local currencies against the dollar.

9. Post balance sheet date events

Subsequent to 30 June 2002 Provimi acquired participations in the following companies:

— Volosovsky, Russia per 01/07/2002 75%

— Sunglo Feeds, USA per 01/07/2002 100%

On 9 August 2002, Edison, the principal shareholder of Provimi signed an agreement to sell its participation of 53.66% in Provimi to a company held jointly by funds advised by CVC Capital Partners and PAI Management for EUR 203 million, or EUR 14.50 per share.

STATUTORY AUDITORS' REVIEW REPORT

on the half year consolidated condensed financial statements
Six months ended 30 June 2002

Pursuant to article L. 232-7 of the French Companies' Act, we have reviewed the accompanying half year consolidated condensed financial statements of Provimi prepared in euros for the six months ended 30 June 2002 and reviewed the information contained in the half year management report.

The half year consolidated condensed financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on the financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures to obtain assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the group as at 30 June 2002 and the results of its operations for this six month period then ended.

We have also reviewed, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements.

We have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the information contained in the half year management report.

Paris and Neuilly, 10 September 2002
The Auditors

Deloitte Touche Tohmatsu
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine

Alan Glen   Dominique Evrard

Gramet Nahum et Associés
4, avenue Hoche
75008 Paris

William Nahum

Free translation of French original for information purposes.

CHAPTER VI. COMPOSITION OF THE ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES

VI.1. Composition and Functioning of the Corporate Bodies

VI.1.1. Members of the corporate bodies

VI.1.1.1. *Board of Directors*

COMPOSITION OF THE BOARD OF DIRECTORS AT 30 SEPTEMBER 2002

Name	*Office*	*Start of term*	*Terms of office in other companies during FY-2001*
Mr. Wim Troost	Chairman and Chief Executive Officer	11/6/2001	*Chairman and Chief Executive Officer:* Provimi Holding (Netherlands), Provimi BV (Netherlands), Dana Feed (Demark), Joosten Products (Netherlands), N.V. Protector (Belgium), Nutral (Spain), Proaqua Nutricion (Spain), Protector (Switzerland), Provimi Australia (Australia), Provimi Italia (Italy), Vigortone AG Products (United States) *Director:* Main Provimi Group subsidiaries
Mr. Guido Angiolini	Director	10/9/2001	*Chairman:* Agora (Italy) *Managing Director:* Edison (Italy) *Director:* Aifa Holding (Luxemburg), Béghin-Say (France), Cereol (France), Edison (Italy), EBS (France), Falck (Italy), Intermarine (Italy), Tecnimont (Italy)
Mr. Marco Fortis	Director	30/6/2001	*Director Economic Research:* Edison (Italy) *Director:* Edison (Italy), Edison Gas (Italy), Ausimont (Italy), Antibioticos (Italy)
Mr. Alain Labergère (until 13 March 2002)	Director	30/6/2001	N/A.
Mr. Mario Lombardi	Director	6/2/2002	*Vice Président for Planning and Control:* Edison (Italy) *Director:* Béghin-Say (France), Cereol (France), Fiat Energia (Italy), Sogetel (Italy)
Mr. Patrick Ricard	Director	[30/6/2001]	*Chairman of the Board of Directors:* Pernod Ricard (France) Comrie (Ireland) *Director:* Société Générale (France), Eridania Béghin-Say (France), Société Paul Ricard (France) Altadis (Spain) *Director, permanent representative or member of the Management Board:* Main subsidiaries of the Pernod Ricard group

Name	Office	Start of term	Terms of office in other companies during FY-2001
Mr. Angelo Maria Triulzi	Director	02/3/2001	*Manager, Administration and Finance Division:* Edison (Italy) *Chief Financial Officer:* EBS (France) *Chairman of the Board of Directors:* EBS (Belgium) *Chairman of the Board of Directors then Director:* Cereol (France) *Director:* Cerestar (France), Cereol Holding (Netherlands), Cereol Participations (France), Eribins (Ireland), Intermarine (Italy), FIPDAM (Italy), FIPREM (Italy)

VI.1.2. Functioning of the administrative, management and supervisory bodies

The Board of Directors met ten times during the 2001 financial year.

The Board of Directors voted to form three specialised committees. The specialised committees make recommendations only, and they do not have decision-making. They report to the Board of Directors and make proposals within their field of expertise. The Board of Directors meeting held on 2 July 2001 voted to form the following three committees:

The Strategic Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the Board, and it meets at least once a year. Its functions and responsibilities are:

- to examine corporate strategy(ies) that might be implemented by management, notably in terms of acquisitions or discontinuance of business activities.
- to review the annual budget, the medium-term plan (for a moving four-year period) and the technical investment budget.
- to consult any person in the Group who may be qualified in matters of interest to corporate strategy.

Composition at 30 September 2002:

- Guido Angiolini (Chairman)
- Marco Fortis (Member)
- Mario Lombardi (Member)

The Selection and Remuneration Committee

This committee consists of two members selected by the Board of Directors. The committee chairperson is appointed by the Board, and it meets at least once a year. Its functions and responsibilities are to examine the membership of the Board of Directors in order to ensure a balanced and progressive composition and to suggest candidates for the positions of company officers.

Concerning remuneration, it makes proposals to the Board concerning the amounts and changes in the compensation and stock options granted to company officers, to directors having executive responsibilities and, in general, the compensation and stock options of the Board and the Executive Committee.

Composition at 30 September 2002:

— Angelo Maria Triulzi (Chairman)

— Patrick Ricard (Member)

The Audit Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the Board, and it meets three to four times a year. Its functions and responsibilities are:

— to ensure the continuity and validity of the accounting methods adopted for the parent company and consolidated financial statements

— to verify internal procedures for collecting and checking information

— to examine the internal and external management control systems

— to examine the budget

It may, without the presence of corporate officers and directors who take an active role in the company, meet with members of the company's financial and internal audit departments and its statutory auditors.

Composition at 30 September 2002:

— Angelo Maria Triulzi (Chairman)

— Patrick Ricard (Member)

VI.2. INTERESTS OF THE SENIOR MANAGERS AND OTHER COMPANY OFFICERS

VI.2.1. Remuneration and benefits of any sort given over the past financial year to each member of the administrative, management and supervisory bodies

Total remuneration paid to Provimi S.A. company officers for the 2001 financial year:

	Total in euros
Mr. Wim Troost, Chairman and CEO	1,033,355*
Mr. Guido Angiolini, Director	6,715
Mr. Enrico Bondi, Director	2,519
Mr. Marco Fortis, Director	7,582
Mr. Alain Labergère, Director	12,582
Mr. Stefano Meloni, Director	513,523
Mr. Patrick Ricard, Director	11,082
Mr. Angelo Maria Triulzi, Director	13,582

* This amount includes supplementary pension fund contributions over several decades amounting to € 600,273.

The total amount includes the entire remuneration (salary, premiums, bonuses, allowances etc) and benefits of all kinds (driver, company car, company housing, insurance, supplementary pension fund contributions etc) paid during the financial year to each company officer by Provimi S.A. and the companies in which it holds a controlling interest.

Total remuneration and benefits paid by EBS to its corporate officers from 1 January to 30 June 2001:

		Total in euros
Stefano Meloni	Chairman-Chief Executive Officer	EUR 2,681,580.00
Guido Angiolini	Director	42,973.79
Piero Antinori	Director	42,973.79
Antoine Bernheim	Director	42,973.79
Piergiuseppe Biandrino	Director	25,778.78
Enrico Bondi	Director	42,973.79
Franco Brunetti	Director	42,973.79
Jacques-Henri David	Director	42,973.79
Michel François-Poncet	Director	42,973.79
Marco Fortis	Director	14,554.31
Georges Garinois	Director	42,973.79
Montedison	Director	42,973.79
Ernest-Antoine Seillière	Director	42,973.79
Patrick Ricard	Director	42,973.79

Where Directors' fees are concerned, the above amounts reflect the payments made in January and June 2001.

VI.2.2. Stock purchase options

Pursuant to the authorisation received at the Extraordinary Annual Meeting of shareholders' held on 30 June 2001, the Board of Directors granted, at its meeting of 10 September 2001, options to seventy-three managers and employees of companies affiliated with the group to subscribe for 144,100 shares of Provimi S.A. stock, at the price of EUR 17.15 per share.

These options may be exercised, apart from special cases stipulated in the rules adopted by the Board of Directors, from 10 September 2005 to 10 September 2011.

Wim Troost, Chairman of the Board of Directors of Provimi S.A., was granted an option to buy for 50,000 shares.

The other company officers of Provimi S.A. are not covered by this program.

No option was exercised by the beneficiaries who are officers of Provimi S.A. or employees of the group during the 2001 financial year or up until 30 September 2002.

Meeting date	30/6/01
Board of Directors meeting date	10/9/01
Number of options originally granted	144,100
Number of unexercised options remaining at 30/9/2002	144,100
of which number of shares that could be acquired by company officers	50,000
Number of beneficiaries	73
Number of company officers concerned	1
Number of employees concerned	72
Number of options granted to the ten highest-paid employees	41,000
Date options may first be exercised	10/09/05
Date options expire	10/09/11
Purchase price	€ 17.15

VI.2.3. Information on the transactions carried out between the Company and members of the administrative, management and supervisory bodies or the shareholders holding a fraction of the voting rights in excess of 5%.

From 24 July 2001 to 29 March 2002, Provimi acted as Edison's tax representative in France. In this respect and during this time, Provimi promised to file some tax returns and to pay on behalf of Edison the capital gains tax resulting from the sale of Provimi shares held by Edison.

VI.2.4. Loans and guarantees granted or extended to members of administrative, management or supervisory bodies.

There were no loans or guarantees granted or extended to members of administrative, management or supervisory bodies.

VI.3. DISCLOSURE OF EMPLOYEE INCENTIVE PLANS

VI.3.1. Employee incentive and stock ownership agreements

Stock ownership agreements

In accordance with effective legislation, the Group's companies located in France with over 50 employees and profitable should contribute to an employee profit-sharing reserve. Celtic signed a profit-sharing agreement on 26 January 1987; Néolait on 7 March 1991 and Centralys on 22 March 1996. The amounts paid into the special employee profit-sharing reserve are invested in several company mutual funds managed by the banks.

The total amount paid in by all of these companies taken together was FRF 6,749,367 in 1999, FRF 5,288,900 in 2000 and EUR 647,136 in 2001.

Employee incentive agreements

Néolait signed an employee incentive agreement on 29 June 2001. EUR 375,980 were paid in during 2001. Celtic also signed an employee incentive agreement on 28 June 2002.

CHAPTER VII. RECENT DEVELOPMENTS AND FUTURE PROSPECTS

VII.1. RECENT DEVELOPMENTS

January 2002:

Provimi acquired the activities of Comptoir de Gives in Belgium. The company, established in 1972, is located in Huy/Ben-Ahin in the south-eastern part of Belgium and produces mineral mixes and specialty feeds for local and export markets.

Comptoir de Gives specialises in the production of mineral feed blocks for dairy and sheep, a "niche" specialty feed market which is growing rapidly in Belgium as well as in the surrounding countries. The annual sales of the company amount to EUR 3.5 million. Existing activities of Provimi BV Rotterdam in Belgium and Comptoir de Gives will be integrated to offer customers a larger product line and a better service.

Provimi acquired a 100% share in SanoGold in Germany. The company, established in 1991, is located in Aalen in south part of Germany and produces mineral mixes and specialty feeds for the local and export markets. These products are sold to the on-farm mixing customers through a network of dealers.

In Southern Germany, in particular, there is a tendency to mix more and more feeds on the farm. With SanoGold producing for the on-farm market, Provimi has extended its geographical reach as well as its coverage in this important European market. The annual sales of SanoGold amount to EUR 5 million in 2001.

February 2002:

Provimi expanded its activities in India. Two new production units and a research farm were inaugurated on the occasion of the 18th anniversary of Vetcare, a company of Provimi located in Bangalore. Vetcare's product range includes animal health products, premixes, specialties, petfood and aquaculture products.

The first unit is designed for the production of amitraz, an ecologically friendly anti-parasite (e.g. mange and tick) product widely used with dairy cows and for swine and pets in tropical regions. Vetcare's market share for amitraz is 15% with a market growth of more than 15% per year. The second unit is designed for the production of methomin, a specific organic mineral-amino acid complex with increased mineral digestibility and lower excretion in manure. Vetcare's market share for methomin is 20% with a market growth of more than 10% per year. Both plants are ISO 9002/GMP certified. The research farm includes a unit for broiler performance trials and palatability tests for pet food. This adds to Provimi's existing capabilities in India in dog food and is part of the chain of 12 research farms worldwide. A further expansion of the research farm in India is foreseen in the near future to include a dairy unit.

Vetcare sales amounted to over EUR 15 million in 2001. Besides being marketleader in India, Vetcare is exporting to eleven countries in Asia, South America, the Middle East and Europe.

April 2002:

Provimi concluded the acquisition of a 51% share in Guangxi Peter Hand in China. The company is located in Guangxi, a province in the south part of China and produces premixes, concentrates and specialty feeds for the local market. Guangxi Peter Hand has two subsidiaries, namely in Chongqing (60%) in the centre-west of China and in Vietnam (75%).

The Vietnam subsidiary has two production facilities, in Hanoi (north) and Ho Chi Minh City (south), producing premixes and concentrates.

In 2001, total consolidated sales of the Peter Hand group amount to EUR 13.5 million.

China is the world's second largest feed market, and is growing rapidly. Provimi is already present in the east part of China (Provimi Gan Yu), with a new plant opened in June 2000 and also has a representative office in Beijing.

June 2002:

Provimi acquired a 100% share in Sunglo Feeds Inc. The company, established in 1979, is located in Hesston, Kansas in the US and produces specialties such as beef range cubes, mineral supplements and swine show feeds. It had an annual turnover of EUR 10 million in 2001. The acquisition of Sunglo Feeds fits in very well with Provimi's strategy of buying companies that produce specialties and higher value added products.

Provimi can use the concept of Sunglo Feeds' show feeds in its other American companies combined in NANCO, a merger of Akey/SCA and Vigortone. Show feeds are specialties that are given to animals shown at exhibitions and as such they form a new type of feed for Provimi.

July 2002:

In early July 2002, Provimi Polska, the group's Polish subsidiary, gained a controlling interest in Rolimpex through control of the Supervisory Board. The company therefore consolidates Rolimpex with effect from the third quarter, Provimi now owns 36% of Rolimpex. Rolimpex is the second largest animal feed producer in Poland, after Provimi Polska, is quoted on the Warsaw Stock Exchange, and expects to have annual sales in 2002 of EUR 239 million.

August 2002:

In a press release issued on 10 August 2002, the Edison company announced it had reached an agreement with Provimlux Investments SA, a holding company jointly controlled by the funds advised by CVC Capital Partners and by the funds advised or managed by PAI Management. The agreement governs the sale of its 53.66% majority stake in Provimi for a price of EUR 203 million payable in cash, or EUR 14.50 per share. The agreement is subject to approval by the anti-trust authorities and the actual refinancing of the Provimi Group's financial indebtedness.

Provimi's Chairman and Board of Directors have stated that they welcomed the upcoming change of majority shareholder in September 2002, noting that they were pleased that the CVC fund and PAI funds intend to support the Provimi Group's growth strategy, thereby ensuring that all of its shareholders will continue to benefit from its growth potential.

CVC Capital Partners is an independent European buy-out firm with a strong, local European network of 11 offices. Founded in 1981, CVC advises funds managing over US$8 billion in equity capital and having completed over 220 investments with a total value in excess of US$30 billion. PAI Management, formerly Paribas Affaires Industrielles, is a leading European private equity firm headquartered in Paris with offices in Amsterdam, Brussels, London, Madrid and Milan. PAI manages or advises dedicated buyout funds as well as BNP Paribas' portfolio of investments, for a combined equity value in excess of EUR 6 billion.

Provimi plans to refinance its current debt, necessary due to the change of control arising from the forthcoming sale. The refinancing will be made under the normal market conditions with a bank group.

Pursuant to French takeover regulations, the purchaser will file a public tender to acquire the remaining 46.34% interest in Provimi, held publicly, following completion of the acquisition of Edison's 53.66% stake.

The purchaser has indicated its wish to continue Provimi's listing on the stock market

September 2002:

Provimi has announced the acquisition of two complete feed businesses in Russia. In the first transaction, Provimi purchased in excess of 75% of the shares of the "Volosovsky Feed-Plant" company, which is located near St. Petersburg. Provimi has also signed binding agreements to acquire more than 70% of the shares of the Hercules company. Hercules has a feed plant in Klin, North-West of Moscow. This latter transaction is still subject to local regulatory clearance.

Volosovsky produces complete feed and will also be able to produce concentrates and premixes in the near future. The company currently employs 250 people and produces around 90,000 tons of complete feeds on an annual basis for the St. Petersburg region.

Hercules produces around 55,000 tons, again on an annual basis, of complete feed for the Moscow region. Additionally, they have an oat flakes processing facility. Hercules currently employs 240 people.

Both companies have been privatised and each has a regional market share of around 15% with the potential to increase turnover by an estimated 20% in the next two years. The combined annual turnover of these two businesses is currently EUR 22 million. These acquisitions are in line with Provimi's strategy to expand in Russia, which the company views as a market with strong growth potential.

Provimi is already active in the country through Provimi Russia with operations in Moscow, Samara and Azov. Complete feeds and concentrates are produced at both the latter locations. The total number of employees in these three locations is 535.

November 2002:

On 7 November, 2002 Provimi announced its results for the nine months ended 30 September 2002. Sales were eur 1,118.5 million, equivalent to the comparable period of 2001. Operating income was eur 68.8 million, an increase of 2.4% compared to the 9 months to 30 September 2001 whilst net income — group share was eur 8.8 million compared to eur 9.9 million in the equivalent period.

Key figures (millions of Euros) (Unaudited)	*9 months to 30/09/02 pro forma**	*9 months to 30/09/02*	*9 months to 30/09/01*	Δ
Sales	1,045.3	1,118.5	1,118.8	—
Operating income	64.6	68.8	67.2	*+2.4%*
Pre-tax income from continuing operations	33.6	35.5	32.4	*+9.6%*
Net income — group share	8.6	8.8	9.9	*-11.1%*

	*30/09/02 pro forma**	*30/09/02*	*31/12/01*
Shareholders equity	510.60	529.80	536.10
Net financial debt	481.50	525.10	471.90
Debt-to-equity ratio	0.94	0.99	0.88

* Proforma data excludes Rolimpex

— **Total sales** for the nine months ended 30 September 2002 were equivalent to the same period of 2001. Sales decreased in the USA by 14.9% due to a further reduction in the company's involvement in low margin feeding contracts as well as poor market conditions for livestock and poultry. In Central and Eastern Europe (CEE), sales increased by 12.0%, primarily due to the consolidation of Rolimpex. Conversely, weak prices for pork and poultry and lower consumer purchasing power reduced sales in the existing Polish business whilst sales in most other countries in the region increased. Sales showed a marginal decline in the other geographical regions.

— **Operating Income** over the nine months ended 30 September 2002 increased by 2.4% versus the comparable period of 2001. Operating margin also increased to 6.2% compared to 6.0% in the comparable period of 2001. Results in the USA and EU (excluding France) showed good progress while continued high fish meal and oil prices and low fish prices has depressed margins in all fish feed profit centres.

— **Net income — group share** amounted to a profit of eur 8.8 million, compared to eur 9.9 million for the equivalent period of 2001, a reduction of eur 1.1 million or 11.1%. This is mainly due to a rise in corporate income taxes from eur 3.4 million in 2001 which benefited from prior year adjustments to eur 10.3 million in 2002 which corresponds to a rate of 31%.

However, Finance expenses were eur 33.3 million compared to eur 34.8 million in the corresponding period last year. This year's financial expenses include currency losses on the Brazilian Real, Argentinian Peso and Russian Rouble.

— **The net debt-to-equity ratio** at 30 September 2002 stood at 0.99 (versus 0.88 at December 31 2001). Total net financial debt was higher than the 30 June 2002 position primarily due to the consolidation of Rolimpex's debt.

Operational Highlights for nine months period

— In the Pet Food industry (5.3% of total sales), sales in Central and Eastern Europe continue to expand substantially due to the combined effect of the acquisition of Mika-a-Spol in 2001 and the opening of the second production line of Bohemia Safari. This has led to a growth of 19% in sales for the nine months compared to the same period of 2001.

— In the Fish Feed industry (7.8% of total sales), which Provimi continues to believe has excellent growth prospects, sales grew 3.0% cumulatively, year on year. Major investments continue to be made in capacity expansion in Chile, which opened in October 2002 and in Denmark. Although margins have remained under pressure in 2002, the Fish Feed market is seeing a turnaround with prices for certain fish species increasing substantially.

— In specialities (22.8% of total sales), sales remained stable, year on year. Growth in sales in Spain compensated for the difficult market in Argentina.

— In premixes (24.4% of total sales), sales declined by 2% compared to the comparable period of 2001. This decline was primarily due to weak sales in the U.K. market whilst growth was seen in several of the markets in the CEE.

— In complete feed (24% of total sales), sales declined by 5% year on year. The reduction in sales was almost entirely explained by the Polish market, as explained earlier. Further acquisitions in Quarter 3 were realised in Poland, namely Rolimpex and in Russia (Volosovsky and Hercules).

— Expansions of R & D facilities in Brazil, India, and The Netherlands have all come into operation in 2002.

Review by Business Segment

USA (millions of Euros) *Cumulative*	*9 months to 30/09/02 Unaudited*	*9 months to 30/09/01 Unaudited*	Δ
Net Sales	165.1	194.0	–14.9%
Operating Income	15.2	13.5	+12.6%
Operating Income/sales	9.2%	7.0%	

Margins are still benefiting from the restructuring programme. Low livestock and poultry prices nationwide and drought conditions in the Western states are negatively impacting Nanco's customers. The Sunglo acquisition has made a positive contribution.

France (million of Euros) *Cumulative*	*9 months to 30/09/02 Unaudited*	*9 months to 30/09/01 Unaudited*	Δ
Net Sales	103.7	106.9	–3.0%
Operating Income	4.2	6.9	–39.1%
Operating Income/sales	4.1%	6.5%	

The performance of Neolait in the dairy sector has remained strong although the summer months are seasonally slow. Demand for feed for ruminants has also not shown its usual seasonal increase due to warm weather. Celtic and Centralys's performances have continued to suffer from weak meat prices for pork and poultry. The plant of Sofrada (Fish Feed) has been closed and production transferred elsewhere in the group to take advantage of economies of scale.

Rest of EU (millions of Euros) *Cumulative*	*9 months to 30/09/02 Unaudited*	*9 months to 30/09/01 Unaudited*	Δ
Net Sales	344.0	350.6	–1.9%
Operating Income	14.3	9.6	+49.0%
Operating Income/sales	4.2%	2.7%	

The Benelux countries have maintained their impressive turnaround in profitability. Sales of Feed for Swine in Portugal were strong. Fish Feed sales in Spain suffered from the general tough competitive conditions seen elsewhere but should benefit from the transfer of production from Sofrada, going forward. Sales of Pet Food in Spain are growing both in volume and market share.

CEE (millions of Euros) *Cumulative*	*9 months to 30/09/02 Unaudited*	*9 months to 30/09/01 Unaudited*	Δ
Net Sales	371.9	332.1	+12.0%
Operating Income	29.0	28.9	+0.3%
Operating Income/sales	7.8%	8.7%	

This region now reflects the consolidation of Rolimpex in Poland which produces feed for all varieties of species. Domestic production of animal nutrition in Russia accelerated in the first nine months of 2002 due to the decline of the rouble against most trading currencies. Provimi also announced the acquisition of two complete feed producers, Volosovsky and Hercules, in the third quarter. The regional pet food market continued its expansion with the Czech producers Mika-a-Spol and Bohemia Safaria increasing both production and exports to neighbouring countries.

Rest of World (millions of Euros) *Cumulative*	*9 months to 30/09/02 Unaudited*	*9 months to 30/09/01 Unaudited*	Δ
Net Sales	133.8	135.2	–1.0%
Operating Income	6.1	8.3	–26.5%
Operating Income/sales	4.6%	6.2%	

Nutron in Brazil experienced tough trading conditions partially due to the impact of the economic crisis in neighbouring Argentina but also due to recent political events. These factors also led to a decline in the value of the Real compared to the euro. The South African business suffered from a temporary replacement of higher margin sales of premixes with complete feed due to a local grain shortage. This situation is expected to be reversed in early 2003. The region has benefited from the positive contribution from recent acquisitions in Australia and China/Vietnam.

On 13 November, 2002, Edison SpA and investment funds advised by CVC Capital Partners and PAI Management reached an agreement to reduce from 14.50 euros to 13.25 euros per share the sales price of the shares of Provimi Sa held by Edison SpA.

This price adjustment is justified by the decrease in business volume experienced by Provimi, on a comparable consolidation basis, as a result of rapidly changing economic conditions in some of countries where it operates.

Edison SpA and the CVC and PAI investment funds expect to close the sale at the end of November 2002.

VII.2. Future Prospects

VII.2.1. Short-term outlook

Net earnings per share for the first half of 2002 exceeded the Company's minimum objectives of a 10% increase. The fourth quarter is traditionally one of the year's strongest for operating income and this should once again be the case. Provimi forecasts higher operating income and a double digit increase in net income for the 2002 financial year. These forecasts factor in the consolidation of Rolimpex, seasonal factors, and some non-recurring items. The Provimi Group may receive some exceptional revenues by year-end 2002 from on-going litigation in the United States. Operating profit could however fall slightly in 2002 from its 2001 level on a comparable basis.

Margins are expected to be unchanged in 2002 from the previous year.

The change in control of the Provimi Group will require refinancing its existing financial debt. The refinancing is to be carried out under market terms, and will raise the cost of servicing the debt since it will be extended for a longer term of 7 to 9 years from its current 3 years. The impact on financial expenses will not be significant in 2002, raising them by less than EUR 2 million. Furthermore, as already stated above, the non-recurring expenses stemming from arranging new financing in 2002 should be offset by the exceptional revenues which could result from on-going litigation in the United States.

VII.2.2. Medium-term outlook

The Company expects that its business activity will grow at a rate of some 10% per annum over the next few years.

— A part of this increase could be generated by the organic growth in the markets where the Provimi Group already operates.

  — Future animal nutrition markets for swine, poultry and ruminants are expected to see moderate growth in the United States and Western Europe. However, in East Europe and Latin America, economic conditions should result in significant growth rates of over 5% per annum unless these regions undergo some major crises.

— Provimi's forecasts indicate that the market for fish feed is likely to grow significantly. Thus, salmon feed is expected to grow by 10% per annum over the next ten years. In addition, the fish feed market is now seeing encouraging rates of growth in both existing markets for tilefish, bream, shrimps, trout and eels, and in new markets for turbot, halibut and cod. Indeed, fish farming should grow significantly in the future as commercial fishing declines.

— Additionally, Provimi intends to pursue its acquisition programme as in the past. Specifically, the Group's strategy is to expand its pet foods segments such as products sold in specialty stores and by veterinarians and under distributors' brands. It also aims to increase sales of premixes where growing local markets offer good earnings prospects, such as in India.

— Growth in turnover should be accompanied by improved operating margins given Provimi's strategy of positioning itself in high-margin segments.

In the medium term, Provimi's strategy also involves reducing its indebtedness.